UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
This report on Form 6-K comprises of Global Blue Group Holding AG’s (‘the Company’ or ‘Global Blue’) interim report for the three and six month periods ended September 30, 2022.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Nos. 333-259200, and 333-267850) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                GLOBAL BLUE GROUP HOLDING AG

Date: December 1, 2022

/s/ Jacques Stern                                                                                    Jacques Stern           Chief Executive Officer

Forward-looking statements
Some of the statements contained in this Form 6-K constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are those described in discussions herein, and in the “Summary Risk Factors,” and in “Item 3. Key Information—D. Risk Factors” sections of our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) and incorporated herein by reference, and those described from time to time in our future reports to be filed with the SEC.
These risks could cause actual results to differ materially from those implied by forward-looking statements in this Form 6-K.
You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We do not undertake any obligation to update or revise any forward-looking statements after the date of this Form 6-K, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this Form 6-K or elsewhere might not occur.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our Unaudited Condensed Consolidated Interim Statements of Income, Statements of Comprehensive Income / (Loss), Statements of Financial Position, Statements of Cash Flows and Statements of Changes in Equity for the three and six months ended September 30, 2022 and Notes thereto included elsewhere in this Form 6‑K, and our annual report on Form 20‑F for the year ended March 31, 2022 as filed with the SEC on June 29, 2022 (the “Form 20‑F”). The following discussion contains statements of future expectations and other forward‑looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources”. See “forward‑looking statements” above.

Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying Unaudited Condensed Consolidated Interim Financial Statements (“Consolidated Financial Statements”) and notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:

•Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights for the three and six months ended September 30, 2022 designed to provide context for the other sections of the MD&A, including our expectations for selected financial items.

•Results of Operations, containing a year-over-year as well as a comparison to the financial year 2019/2020 (to compare vs. pre-Covid period) analysis of our financial results for the three and six months ended September 30, 2022 as well as segment information.

•Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.

•Banking Facilities and Loans, explaining the structure of the facilities in place, interest, main undertakings as well as to provide an overview of the SLF.

Business Overview
Global Blue Group Holding AG and its subsidiaries (the “Group” or “Global Blue”) serves as a strategic technology and payments partner to merchants. Global Blue established the concept of Tax Free Shopping (TFS) in Sweden in 1980 and has emerged as both a global leader (based on its share of the Tax Free Shopping Solutions (TFSS)) and a pioneer in technology for Tax Free Shopping. Global Blue offers Added Value Payments Solutions (AVPS), including Dynamic Currency Conversion (DCC), for which Global Blue is a leading provider. Finally, Global Blue also offers Complementary Retail Tech Solutions (CRTS) including an e-commerce returns platform, an eReceipts platform and the recent business combination of ShipUp SAS (ShipUp), a SaaS provider that enables brands to deliver seamless, proactive, and branded post-purchase communication, which turns the shipping experience into a new growth lever.

Segment Reporting
Global Blue separates its business into three segments: TFSS, AVPS and CRTS. Accordingly, its financial statements and other reporting information presented in this MD&A show TFSS, AVPS and CRTS as separate reporting segments, as well as describe the business as a whole.

COVID-19
The COVID-19 outbreak and the related preventative measures, as well as the associated curtailment of international travel and diminished economic activity, have negatively impacted Global Blue’s business and results of operations and financial condition. Since early March 2020, when government travel restrictions have been generally implemented, international travel and extra-regional shopping sectors have experienced a significant reduction in activity. The successive waves of the COVID-19 outbreak cases worldwide and appearance of new variants of the virus, seriously disrupted international travel and shopping. Consequently, Global Blue’s revenue for the financial year ended March 31, 2021 declined 89% versus the previous year. Following the rollout of COVID-19 vaccines and subsequent introduction of the COVID-19 vaccination certificates, international travelling started to gradually resume in the second half of 2021 and consequently, shops started to see increased requests for tax-free forms by international travelers. This was then followed by a gradual adoption of normalizing measures, with most western economies now having removed restrictions, including Japan on October 11, 2022; China, however, still remains relatively closed as authorities continue to follow a Zero-COVID policy and consequently, the timing of the recovery of Chinese travel to Europe is uncertain and when it happens, may be a slow recovery, spanning across a few quarters.

Global Blue monitors the levels of business recovery by looking at its revenue levels compared to the same period during the financial year 2019/2020 (pre-COVID) and neutralizing the effect of acquisitions. The Group is observing a noticeable recovery trend; the revenue excluding CRTS for the financial year ended March 31, 2021 declined 89.4% versus the financial year ended March 31, 2020, for the financial year ended March 31, 2022, the revenue decline versus the same period in 2020 was 73.1%, and now for the three months ended September 30, 2022, the revenue decline softened to 38.8% as compared to the same period in 2019.
Our results of operations for the three and six months ended September 30, 2022 continue to reflect the impact of the COVID-19 outbreak which started to affect our business from February 2020 the biggest driver currently being the absence of Chinese tourists. The duration of such negative impacts on Global Blue’s results of operations cannot be accurately quantified at this time, however, management anticipates that Global Blue’s performance will continue to recover in line with or at a faster pace than the recent recovery trend, fueled by more countries removing COVID-19 travel restrictions and pent-up demand.
As previously reported, at the early stages of the outbreak, Global Blue had adopted a wide range of short-term measures that reduced its monthly cash expenditures while still maintaining core internal functions, serving clients who remained active while preserving the ability to ramp-up operations to capture volume when it starts to rebound. These short-term measures included the following impacts to personnel and non-personnel costs, substantially all of which have expired or are due to expire soon:
•Personnel costs: Depending on the jurisdiction, Global Blue furloughed staff or has reduced working hours and, in parallel, has applied for employee salary support schemes introduced by certain governments. Such schemes allow companies to place employees on paid leave or on reduced working hours, with the difference to an employee’s ordinary salary being partially reimbursed by the respective government. In countries in which no such employee salary support schemes were available, Global Blue required personnel to take (partially paid or unpaid) leave or reduced its workforce. These personnel decisions varied based on function, country, and seniority. In addition, members of senior management agreed to temporary salary cuts.
•    Non-personnel costs: Global Blue renegotiated contracts with business partners and reduced local-level third-party employment or advisory services. Global Blue also prohibited any but essential business-related travel, reduced promotional activities and postponed non-strategic new technology expenditures. In addition, where available, Global Blue adhered to any tax holidays provided by relevant governments, allowing the Group to postpone certain tax payments.
These short-term measures constituted the first phase of reductions in our Operating Expenses. The measures took advantage of various government support schemes, which in most cases have expired or are due to expire soon. Accordingly, a portion of the cost savings achieved by these short-term measures were limited in time, and consequently Global Blue gradually implemented the next phase of reductions, which superseded the short-term measures. Once volumes return to pre-COVID levels, the level of annual long-term savings, excluding CRTS, inflation and costs associated with being listed, is expected to be EUR35 million, enabling the Group to operate with a materially lower cost structure.
Our Operating expenses decreased by EUR47.6 million, or 25.0%, to EUR142.9 million for the six months ended September 30, 2022, from EUR190.6 million for the six months ended September 30, 2019. This decrease is driven by lower Amortization of intangible assets acquired through business combinations, lower exceptional items expenses (items which the board considers as not directly related to ordinary business operations and which are not included in the assessment of management performance), lower variable adjusted operating expenses (operating expenses that vary with volume and excludes exceptional items, depreciation and amortization expenses) and lower Fixed adjusted operating expenses (total operating expenses, excluding exceptional items, depreciation and amortization). Refer further below in the document for details on the drivers of these decreases.

Recent Developments
ShipUp
On October 31, 2022, Global Blue acquired a 75% stake in ShipUp, a SaaS provider that enables brands to deliver seamless, proactive, and branded post-purchase communication, which turns the shipping experience into a new growth lever. ShipUp is a fast-growing business serving over 370 worldwide brands, operating across Western Europe and North America, and a leader in post-purchase technology for e-commerce. Global Blue’s investment in ShipUp accelerates its ambition to provide retailers with a leading ecosystem of post-purchase technologies, and will form part of the Complementary Retail Tech Solutions (CRTS) segment along with ZigZag and Yocuda.

Key Performance Indicators
Global Blue regularly monitors the following key performance indicators to evaluate its business and trends, measure its performance, prepare financial projections and make strategic decisions. None of these key performance indicators are measures of financial performance under IFRS. Nevertheless, Global Blue believes that these key performance indicators provide an important indication of trends in its financial performance. There are limitations inherent to key performance indicators. In analyzing Global Blue’s future performance, investors should consider any key performance indicator together with the presentation of Global Blue’s results of operations and financial condition under IFRS, rather than as an alternative to IFRS financial measures.
The key performance indicators presented below have not been audited or reviewed by any auditor or other expert. The information used to calculate these key performance indicators is partly derived from management information systems. As these key performance indicators are defined by Global Blue’s management, they may not be comparable to similar terms used by other companies, which may limit their usefulness as comparative measures. Where possible, the measures are clearly defined and a reconciliation to IFRS measures is provided. Where adjustments or add-backs are included, it should not be construed as an inference that Global Blue’s future results will be unaffected by any of the adjusted items, or that Global Blue’s projections and estimates will be realized in their entirety or at all.

Sales in Store (SiS)
Total SiS represents the sum of TFSS SiS, AVPS SiS and CRTS SiS, which are:
•TFSS SiS represents the value (including VAT) of the goods purchased by the international shopper.
•AVPS SiS represents the value (including VAT) of the payments made by the international shopper.
•CRTS SiS represents the original value of the goods being returned by the online shopper.
The SiS performance has a direct link to the revenue performance, as detailed below in our results of operations. See “Results of Operations” for further details. The following table presents TFSS SiS, AVPS SiS, CRTS SiS and Total SiS for the three and six months ended September 30, 2022, 2021 and 2019:

	Three Months Ended September 30			Six Months Ended September 30
	2022	2021	2019	2022	2021	2019
	(in EUR billions)			(in EUR billions)
TFSS SiS	3.5	1.1	5.5	5.7	1.5	10.0
AVPS SiS	1.4	0.4	1.2	2.4	0.9	2.4
CRTS SiS	0.4	0.6	0.0	0.8	0.6	0.0
Total SiS	5.2	2.1	6.7	8.9	3.0	12.4

TFSS SiS
TFSS SiS increased by EUR2.4 billion to EUR3.5 billion for the three months ended September 30, 2022, from EUR1.1 billion for the three months ended September 30, 2021. This increase is mainly driven by increased recovery from COVID-19 outbreak impact as restrictions continue to be removed across several countries and businesses are coming back to their normal levels of operations and allowing travel to return to normality, albeit some countries are still subject to certain conditions.
TFSS SiS decreased by EUR2.0 billion, or 36.9%, to EUR3.5 billion for the three months ended September 30, 2022, from EUR5.5 billion for the three months ended September 30, 2019. Despite the positive trend in the recovery rate, we continue to note a SiS decrease vs. pre-Covid levels which is mainly attributed to the outbreak of the COVID-19 pandemic, mostly related to restrictions still in place at the tourists’ origin countries, particularly, in China, a country that continues to pursue the Zero Covid policy and imposing quarantine periods on returning home as well as the UK tax free scheme abolishment at the end of 2020 following Brexit.
TFSS SiS increased by EUR4.2 billion to EUR5.7 billion for the six months ended September 30, 2022, from EUR1.5 billion for the six months ended September 30, 2021. This increase is mainly driven by removal or relaxation of the COVID-19 restrictions which resulted in governments easing or abolish restriction measures, businesses coming back to their normal levels of operations and allowing travel under certain conditions, in some countries still subject to a certificate of vaccination, recovery or COVID-19 test and tourists deciding to take the opportunity to do some leisure travel in an attempt to return to the new normal.
TFSS SiS decreased by EUR4.3 billion, or 43.5%, to EUR5.7 billion for the six months ended September 30, 2022, from EUR10.0 billion for the six months ended September 30, 2019. Despite the positive trend in the recovery rate, we continue to note a SiS decrease vs. pre-Covid levels which is attributed mainly to the outbreak of the COVID-19 pandemic, mostly related to restrictions still in place at the tourists’ origin countries, notably China, a country that continues to pursue the Zero Covid policy coupled by the impact of UK tax free scheme removal.
AVPS SiS
AVPS SiS increased by EUR1.0 billion to EUR1.4 billion for the three months ended September 30, 2022, from EUR0.4 billion for the three months ended September 30, 2021 and as noted above, performance is improving as a result of removal of travel restrictions and consequently, international travelling resuming to the pre-pandemic levels across most geographies.
AVPS SiS increased by EUR0.2 billion, or 11.7% to EUR1.4 billion for the three months ended September 30, 2022 from EUR1.2 billion for the three months ended September 30, 2019, benefiting from the relief of the COVID-19 travel restrictions where many countries and regions are no longer imposing quarantines, entry bans or other restrictions to travelers combined with higher performance of financial acquiring in Australia, that has lower exposure to international travelers and it is performing above pre-Covid levels as well as new business in Morocco and Cyprus.

AVPS SiS increased by EUR1.5 billion to EUR2.4 billion for the six months ended September 30, 2022, from EUR0.9 billion for the six months ended September 30, 2021 and as noted above, performance is gradually improving as a result progressive removal of travel restrictions and consequently, international travelling resuming to the pre-pandemic levels and new business in Morocco and Cyprus.
AVPS SiS remained at EUR2.4 billion for the six months ended September 30, 2022 and for the six months ended September 30, 2019.

CRTS SiS
CRTS SiS decreased by EUR0.2 billion, or 27.9% to EUR0.4 billion for the three months ended September 30, 2022 from EUR0.6 billion for the three months ended September 30, 2021. This decrease is due to differences in the basis of comparison as this segment started to report SiS in July 2021 but with retroactive effects from April 2021.
CRTS SiS for the three months ended September 30, 2022 were EUR0.4 billion. This segment was created at the time of the business combination of ZigZag Global in March 2021, thus there is no historical data to compare with for any period in the year ended March 31, 2020.
CRTS SiS increased by EUR0.2 billion, or 47.2% to EUR0.8 billion for the six months ended September 30, 2022 from EUR0.6 billion for the six months ended September 30, 2021. This increase is mainly due to the increase of the e-commerce as a macro segment and CRTS expanding its merchant base.
CRTS SiS for the six months ended September 30, 2022 were EUR0.8 billion.

Non-IFRS Financial Measures
Other metrics that management considers regarding the company’s results of operations are Variable Adjusted Operating Expenses, Fixed adjusted operating expenses, Adjusted operating expenses, Adjusted EBITDA, Adjusted EBITDA Margin, Exceptional items, Tax effect of adjustments, Adjusted tax expenses, Adjusted Net Income (Group Share), and Adjusted Effective Tax Rate.
These non-IFRS measures are presented because they are used by management to monitor the underlying performance of Global Blue’s business and operations. In addition, these non-IFRS measures presented herein are measures commonly used in Global Blue’s industry and by analysts and investors as supplemental measures of performance. Additionally, these measures, when used in conjunction with related IFRS financial measures, provide investors with an additional financial analytical framework which management uses, in addition to historical operating results, as a basis for financial, operational and planning decisions and present measurements that third parties have indicated are useful in assessing Global Blue and its results.
These non-IFRS measures may not be indicative of Global Blue’s historical operating results nor are such measures meant to be predictive of Global Blue’s future results. These non-IFRS measures should be read in conjunction with the discussions under “Operating and Financial review and prospects”. Not all companies calculate non-IFRS measures in the same manner or on a consistent basis. As a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS measures presented below.

Results of Operations
Comparison of Results of Operations for the three and six months ended September 30, 2022, 2021 and 2019

The following tables and subsequent discussion summarizes our financial performance and certain operating results for the three and six months ended September 30, 2022, 2021 and 2019:

	Three Months Ended September 30			Six Months Ended September 30
	2022	2021	2019	2022	2021	2019
	(in EUR millions)			(in EUR millions)
Income statement data:
Total revenue	81.9	31.2	127.2	138.0	47.9	227.7
Of which: TFSS revenue	62.5	23.0	110.2	102.1	32.1	194.7
Of which: AVPS revenue	15.3	5.3	17.1	27.9	10.1	33.0
Of which: CRTS revenue	4.1	2.9	—	8.1	5.7	—
Operating expenses	(79.9)	(24.0)	(99.7)	(142.9)	(92.4)	(190.6)
Operating profit/(loss)	2.1	7.2	27.5	(4.9)	(44.4)	37.2
Finance income	0.4	1.1	1.8	0.6	1.2	2.6
Finance costs	(14.2)	(7.2)	(10.9)	(24.4)	(13.7)	(18.8)
Net finance costs	(13.8)	(6.1)	(9.1)	(23.8)	(12.5)	(16.2)
Profit/(Loss) before tax	(11.7)	1.2	18.4	(28.7)	(57.0)	21.0
Income tax benefit/(expense)	0.6	4.5	(5.7)	2.6	10.7	(9.0)
Profit/(Loss) for the period	(11.2)	5.6	12.8	(26.0)	(46.3)	32.9

Total revenue
Our Total revenue increased by EUR50.7 million to EUR81.9 million for the three months ended September 30, 2022, from EUR31.2 million for the three months ended September 30, 2021, as a result of the EUR39.5 million increase in TFSS revenue, a EUR10.0 million increase in AVPS revenue and EUR1.2 million increase in CRTS revenue.
Our Total revenue decreased by EUR45.3 million or 35.6%, to EUR81.9 million for the three months ended September 30, 2022, from EUR127.2 million for the three months ended September 30, 2019, as a result of the EUR47.7 million decrease in TFSS revenue, EUR1.7 million decrease in AVPS revenue and EUR4.1 million increase in new revenue from CRTS.
Our Total revenue increased by EUR90.1 million to EUR138.0 million for the six months ended September 30, 2022, from EUR47.9 million for the six months ended September 30, 2021, as a result of the EUR69.9 million increase in TFSS revenue, a EUR17.8 million increase in AVPS revenue and EUR2.4 million increase in CRTS revenue.
Our Total revenue decreased by EUR89.7 million or 39.4%, to EUR138.0 million for the six months ended September 30, 2022, from EUR227.7 million for the six months ended September 30, 2019, as a result of the EUR92.7 million decrease in TFSS revenue, EUR5.1 million decrease in AVPS revenue and EUR8.1 million increase in new revenue from CRTS.

The revenue of our TFSS reporting segment increased by EUR39.5 million to EUR62.5 million for the three months ended September 30, 2022, from EUR23.0 million for the three months ended September 30, 2021. This increase reflects the ongoing recovery of the tourism industry as a result of vaccination roll-out and consequently, governments having had the conditions to relax the travel restrictions and tourists taking the opportunity to travel during the reporting period.
The revenue of our TFSS reporting segment decreased by EUR47.7 million, or 43.3%, to EUR62.5 million for the three months ended September 30, 2022, from EUR110.2 million for the three months ended September 30, 2019. This decrease, largely in line with the decline of TFSS SiS, is linked to the disruption of the travel and tourism industry caused by the COVID-19 outbreak, currently more prominent at origin countries, such as Southeast Asia and China combined with effects of the UK’s decision to abolish the Tax Free Shopping scheme.
The revenue of our TFSS reporting segment increased by EUR69.9 million to EUR102.1 million for the six months ended September 30, 2022, from EUR32.1 million for the six months ended September 30, 2021. This increase reflects the ongoing recovery of the tourism industry as a result of vaccination roll-out and consequently, governments having had the conditions to lift the travel restrictions and tourists taking the opportunity to travel during the reporting period.
The revenue of our TFSS reporting segment decreased by EUR92.7 million, or 47.6%, to EUR102.1 million for the six months ended September 30, 2022, from EUR194.7 million for the six months ended September 30, 2019. This decrease, largely in line with the decline of TFSS SiS, is linked to the disruption of the travel and tourism industry caused by the COVID-19 outbreak, currently more prominent at origin countries, such as Southeast Asia and China.
The revenue of our AVPS reporting segment increased by EUR10.0 million to EUR15.3 million for the three months ended September 30, 2022, from EUR5.3 million for the three months ended September 30, 2021. This revenue increase is directly in line with the AVPS SiS increase for the same period.
The revenue of our AVPS reporting segment decreased by EUR1.7 million, or 10.1%, to EUR15.3 million for the three months ended September 30, 2022, from EUR17.1 million for the three months ended September 30, 2019. This revenue decrease is still a consequence of the travel disruptions caused by the COVID-19 outbreak.
The revenue of our AVPS reporting segment increased by EUR17.8 million to EUR27.9 million for the six months ended September 30, 2022, from EUR10.1 million for the six months ended September 30, 2021. This revenue increase is directly in line with the AVPS SiS increase for this reported period.
The revenue of our AVPS reporting segment decreased by EUR5.1 million, or 15.4%, to EUR27.9 million for the six months ended September 30, 2022, from EUR33.0 million for the six months ended September 30, 2019. This revenue decrease is still also a consequence of the travel disruptions caused by the COVID-19 outbreak.
The revenue of our CRTS reporting segment increased by EUR1.2 million, or 40.5% to EUR4.1 million for the three months ended September 30, 2022, from EUR2.9 million for the three months ended September 30, 2021. The revenue increase from this reporting segment was also due to combined growth of e-commerce returns segment and growth of the merchant base.
The revenue of our CRTS segment for the three months ended September 30, 2022 was EUR4.1 million and results from the business combination of ZigZag Global (acquired in March 2021) and Yocuda (acquired in September 2021), thus no historical data to compare for the three months ended September 30, 2019.
The revenue of our CRTS reporting segment increased by EUR2.4 million, or 42.3% to EUR8.1 million for the six months ended September 30, 2022, from EUR5.7 million for the six months ended September 30, 2021. The revenue increase from this reporting segment is linked with the expansion of e-commerce and consequently an increase in goods to be returned combined with increased merchant base.

The revenue of our CRTS segment for the six months ended September 30, 2022 was EUR8.1 million and results from the business combination of ZigZag Global (acquired in March 2021) and Yocuda (acquired in September 2021), thus no historical data to compare for the six months ended September 30, 2021.
Operating expenses
The table below provides the key breakdown of the operating expenses:

Periodic	Three Months Ended September 30			Six Months Ended September 30
	2022	2021	2019	2022	2021	2019
	(in EUR millions)			(in EUR millions)
Total operating expenses	(79.9)	(24.0)	(99.7)	(142.9)	(92.4)	(190.6)
Amortization of intangible assets acquired through business combinations	(3.5)	(11.9)	(18.6)	(12.4)	(30.0)	(37.2)
Other depreciation and amortization	(9.1)	(10.2)	(8.4)	(17.8)	(20.2)	(17.7)
Depreciation and amortization	(12.7)	(22.1)	(27.0)	(30.2)	(50.2)	(54.9)
Exceptional items	(11.1)	29.8	(7.3)	(7.3)	16.8	(9.2)
Adjusted operating expenses (excluding exceptional items, depreciation and amortization)	(56.1)	(31.6)	(65.4)	(105.4)	(59.0)	(126.4)
Variable adjusted operating expenses(1)	(19.7)	(6.7)	(28.2)	(34.7)	(11.4)	(46.7)
Fixed adjusted operating expenses(2)	(36.4)	(24.9)	(37.3)	(70.7)	(47.7)	(79.7)

(1) Variable Adjusted Operating Expenses (excluding exceptional items, depreciation and amortization) are the operating expenses that vary with volume
(2) Adjusted Fixed Operating Expenses refers to total operating expenses, excluding exceptional items, depreciation and amortization and Variable adjusted operating expenses.

Total operating expenses
Our Total operating expenses increased by EUR55.9 million to EUR79.9 million for the three months ended September 30, 2022, from EUR24.0 million for the three months ended September 30, 2021. This increase is driven by higher exceptional items expenses and higher adjusted operating expenses offset by lower amortization of intangible assets acquired through business combinations
Our Total operating expenses decreased by EUR19.9 million, or 19.9%, to EUR79.9 million for the three months ended September 30, 2022, from EUR99.7 million for the three months ended September 30, 2019. This decrease is driven by lower amortization of intangible assets acquired through business combinations and lower adjusted operating expenses.
Our Total operating expenses increased by EUR50.5 million, or 54.7%, to EUR142.9 million for the six months ended September 30, 2022, from EUR92.4 million for the six months ended September 30, 2021. This increase is driven by higher exceptional items expenses and higher adjusted operating expenses, partially offset by decreased amortization of intangible assets acquired through business combinations.
Our Total operating expenses decreased by EUR47.6 million, or 25.0%, to EUR142.9 million for the six months ended September 30, 2022, from EUR190.6 million for the six months ended September 30, 2019. This decrease is driven by lower amortization of intangible assets acquired through business combination, lower exceptional items expenses and lower adjusted operating expenses.

Depreciation and amortization
Our depreciation and amortization decreased by EUR9.4 million, or 42.7%, to EUR12.7 million for the three months ended September 30, 2022, from EUR22.1 million for the three months ended September 30, 2021 mainly driven by Other depreciation and amortization items (see below for further details).
Our depreciation and amortization decreased by EUR14.3 million, or 53.0%, to EUR12.7 million for the three months ended September 30, 2022, from EUR27.0 million for the three months ended September 30, 2019 mainly driven by Other depreciation and amortization items (see below for further details).
Our depreciation and amortization decreased by EUR20.0 million, or 39.8%, to EUR30.2 million for the six months ended September 30, 2022, from EUR50.2 million for the six months ended September 30, 2021 mainly driven by Other depreciation and amortization items (see below for further details).
Our depreciation and amortization decreased by EUR24.7 million, or 45.0%, to EUR30.2 million for the six months ended September 30, 2022, from EUR54.9 million for the six months ended September 30, 2019 mainly driven by Other depreciation and amortization items (see below for further details).
Our amortization of intangible assets acquired through business combinations decreased by EUR8.4 million or 70.3%, to EUR3.5 million for the three months ended September 30, 2022, from EUR11.9 million for the three months ended September 30, 2021. This decrease is due to some of Global Blue’s Customer Relationship assets acquired through business combinations having reached the end of their useful lives, partially offset by new amortization on assets from the businesses acquired in the CRTS segment.
Our amortization of intangible assets acquired through business combinations decreased by EUR15.0 million or 81.0% to EUR3.5 million for the three months ended September 30, 2022, from EUR18.6 million for the three months ended September 30, 2019. This decrease is due to the Currency Select Intangible Assets acquired through the business combination as well as certain Global Blue Customer Relationship assets having reached the end of their useful lives, partially offset by new amortization on assets from the businesses acquired in the CRTS segment.
Our amortization of intangible assets acquired through business combinations decreased by EUR17.6 million or 58.6%, to EUR12.4 million for the six months ended September 30, 2022, from EUR30.0 million for the six months ended September 30, 2021. This decrease is due to some of Global Blue’s Customer Relationship assets acquired through business combinations having reached the end of their useful lives, partially offset by new amortization on assets from the businesses acquired in the CRTS segment.
Our amortization of intangible assets acquired through business combinations decreased by EUR24.8 million or 66.7% to EUR12.4 million for the six months ended September 30, 2022, from EUR37.2 million for the six months ended September 30, 2019. As per above, this decrease is due to the Currency Select Intangible Asset acquired through the business combination as well as certain Global Blue Customer Relationship assets having reached the end of their useful lives, partially offset by new amortization on assets from the businesses acquired in the CRTS segment.

Our other depreciation and amortization decreased by EUR1.1 million or 10.4% to EUR9.1 million for the three months ended September 30, 2022, from EUR10.2 million for the three months ended September 30, 2021. This decrease is driven by lower depreciation expenses linked to reduced capitalized contracts as well as lower amortization expenses, the result of the Group’s reduced expenditures since the start of the pandemic.
Our other depreciation and amortization increased by EUR0.7 million or 8.8% to EUR9.1 million for the three months ended September 30, 2022, from EUR8.4 million for the three months ended September 30, 2019. This increase is temporary as the basis of comparison is not like-for-like.
Our other depreciation and amortization decreased by EUR2.4 million or 11.8% to EUR17.8 million for the six months ended September 30, 2022, from EUR20.2 million for the six months ended September 30, 2021. This decrease is driven by lower depreciation of capitalized contracts as well as lower amortization, which is the result of the Group’s reduced capital expenditures since the start of the pandemic.
Our other depreciation and amortization remained at EUR17.8 million for the six months ended September 30, 2022 and for the six months ended September 30, 2019.

Exceptional items
Our exceptional items amounted to an expense of EUR11.1 million for the three months ended September 30, 2022. The expenses related mainly to charges of i) EUR3.6 million of Business restructuring expenses of which EUR3.2 million correspond to the loss arising from the sale of our TFSS business in Russia and the associated deconsolidation, ii) Share based payments charges of EUR4.0 million and iii) Change in fair value of warrants and put options of EUR1.9 million where EUR1.5 million relates to the fair value of the warrants.
Our exceptional items amounted to a benefit of EUR29.8 million for the three months ended September 30, 2021, mostly driven by the positive effect of i) EUR22.0 million from the Change in fair value of warrants and put options due to EUR24.5 million originating from the fair value of the warrants partially offset by EUR2.0 million related to changes in fair value of the put options of ZigZag Global and Yocuda, ii) the release of an Earn-out provision of EUR9.6 million linked to the business combination with ZigZag Global, of which the fair value was re-assessed and valued at nil, due to a delay in the implementation plan which leads to a shift of timing of cash flows outside the earn-out period and thus the earn-out is no longer expected to be paid out based on the results during the period and lastly, partially offset by iii) Business restructuring expenses of EUR0.9 million related to workforce reduction.
Our exceptional items amounted to an expense of EUR7.3 million for the three months ended September 30, 2019. The expenses related mainly to i) EUR6.3 million of Corporate restructuring expenses, a non-cash share-based revaluation charge for change in fair value of the liability for share-based payments recognized according to IFRS 2.
Our exceptional items amounted to an expense of EUR7.3 million for the six months ended September 30, 2022. The expenses related mainly to i) Share based payments of EUR5.8 million, ii) EUR3.9 million of Business restructuring expenses of which EUR3.2 million are related to Russia TFS discontinuation, partially offset by a benefit coming from iii) Change in fair value of warrants and put options of EUR5.0 million of which EUR2.1 million are related to adjustment of fair value of the warrants and the remainder change in fair value of ZigZag Global and Yocuda put options.
Our exceptional items amounted to a benefit of EUR16.8 million for the six months ended September 30, 2021. The positive effect corresponds mainly to i) a gain of EUR11.2 million from the Change in fair value of warrants and put options of which EUR13.7 million relates to the change in fair value of the warrants partially offset by an expense of EUR2.0 million related to fair value of a Put Option of Yocuda and ii) the release of an Earn-out provision of EUR9.6 million linked to the business combination with ZigZag Global, partially offset by iii) Share based payments of EUR2.2 million and Business restructuring expenses of EUR0.9 million related to workforce reduction.
Our exceptional items amounted to an expense of EUR9.2 million for the six months ended September 30, 2019. The expenses related mainly to i) Corporate restructuring expenses of EUR6.3 million and Share based payments of EUR1.2 million.

Adjusted Operating expenses (excluding exceptional items, depreciation and amortization)
Our Adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR24.5 million, or 77.4%, to EUR56.1 million for the three months ended September 30, 2022, from EUR31.6 million for the three months ended September 30, 2021. This increase is attributable to a EUR13.0 million (EUR12.6 million if excluding the impact of CRTS) increase in variable adjusted operating expenses driven by increased volumes and EUR11.4 million (EUR10.8 million if excluding the impact of CRTS), or 45.8% increase in fixed adjusted operating expenses.
Our Adjusted operating expenses (excluding exceptional items, depreciation and amortization) decreased by EUR9.3 million, or 14.3%, to EUR56.1 million for the three months ended September 30, 2022, from EUR65.4 million for the three months ended September 30, 2019. The decrease is attributable to a EUR8.4 million (EUR10.9 million if excluding the impact of CRTS), or 29.9% decrease in variable adjusted operating expenses mainly driven by volume-related costs and a EUR0.9 million (EUR3.6 million if excluding the impact of CRTS), or 2.5% decrease in fixed adjusted operating expenses due to the cost savings program implemented by management as a result of the COVID-19 outbreak.
Our Adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR46.3 million, or 78.5%, to EUR105.4 million for the six months ended September 30, 2022, from EUR59.0 million for the six months ended September 30, 2021. This increase is mainly attributable to a EUR23.3 million (EUR22.4 million if excluding the impact of CRTS) increase of variable adjusted operating expenses driven by increased volumes and a EUR23.0 million (EUR21.5 million if excluding the impact of CRTS), or 48.3% increase in fixed adjusted operating expenses.
Our Adjusted operating expenses (excluding exceptional items, depreciation and amortization) decreased by EUR21.0 million, or 16.6%, to EUR105.4 million for the six months ended September 30, 2022, from EUR126.4 million for the six months ended September 30, 2019. The decrease is attributable to EUR12.1 million (EUR16.9 million if excluding the impact of CRTS), or 25.8% decrease of variable adjusted operating expenses mainly driven by volume-related costs and EUR9.0 million (EUR14.0 million if excluding the impact of CRTS), or 11.3% decrease in fixed adjusted operating expenses due to the cost savings program implemented by management as a result of the COVID-19 outbreak.
Our Variable adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR13.0 million (EUR12.6 million if excluding the impact of CRTS) to EUR19.7 million for the three months ended September 30, 2022, from EUR6.7 million for the three months ended September 30, 2021. This is mainly attributed to the increase in volumes in the same period.
Our Variable adjusted operating expenses (excluding exceptional items, depreciation and amortization) decreased by EUR8.4 million (EUR10.9 million if excluding the impact of CRTS), or 29.9% to EUR19.7 million for the three months ended September 30, 2022, from EUR28.2 million for the three months ended September 30, 2019. These volume-driven expenses decreased in line with the decrease in Revenue as noted above.
Our Variable adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR23.3 million (EUR22.4 million if excluding the impact of CRTS) to EUR34.7 million for the six months ended September 30, 2022, from EUR11.4 million for the six months ended September 30, 2021. This is mainly attributed to the increase in volumes in the same period.
Our Variable adjusted operating expenses (excluding exceptional items, depreciation and amortization) decreased by EUR12.1 million (EUR16.9 million if excluding the impact of CRTS), or 25.8% to EUR34.7 million for the six months ended September 30, 2022, from EUR46.7 million for the six months ended September 30, 2019. These volume-driven expenses decreased in line with the decrease in Revenue as noted above.
Our Fixed adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR11.4 million (EUR10.8 million if excluding the impact of CRTS), or 45.8% to EUR36.4 million for the three months ended September 30, 2022, from EUR24.9 million for the three months ended September 30, 2021. As noted above, the short term cost saving measures applied by management have now practically ceased (which depending upon the country, the staff furloughing initiatives were reflected in our financial statements as personnel costs savings, or full personnel costs being partially offset by recording the receipt of the government grants) and were gradually replaced by longer-term measures which offset only partially the benefits from the short-term measures. These costs were to a lesser extent also impacted by inflation and costs associated with being listed.
Our Fixed adjusted operating expenses (excluding exceptional items, depreciation and amortization) decreased by EUR0.9 million, (EUR3.6 million or 9.5% if excluding the impact of CRTS), or 2.5% to EUR36.4 million for the three months ended September 30, 2022, from EUR37.3 million for the three months ended September 30, 2019. These savings are mainly the result of the longer term cost-saving measures put in place by management as a consequence of the significant financial impact on the Company as a result of the COVID-19 outbreak partially offset by incremental costs of the new CRTS segment, inflation and and costs associated with being listed.
Our Fixed adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR23.0 million (EUR21.5 million if excluding the impact of CRTS), or 48.3% to EUR70.7 million for the six months ended September 30, 2022, from EUR47.7 million for the six months ended September 30, 2021. As noted above, the short term cost saving measures applied by management have now practically ceased (which depending upon the country, the staff furloughing initiatives are recorded in our financial statements as reducing personnel costs, or full personnel costs being partially offset by the receipt of the government grants) and were gradually replaced by longer-term measures which offset only partially the benefits from the short-term measures. These costs were to a lesser extent also impacted by inflation and public company costs.
Our Fixed adjusted operating expenses (excluding exceptional items, depreciation and amortization) decreased by EUR9.0 million (EUR14.0 million if excluding the impact of CRTS), or 11.3%, to EUR70.7 million for the six months ended September 30, 2022, from EUR79.7 million for the six months ended September 30, 2019. These savings are mainly the result of the longer term cost-saving measures put in place by management as a consequence of the significant financial impact on the Company as a result of the COVID-19 outbreak.
Net finance costs
Our net finance costs increased by EUR7.7 million to EUR13.8 million for the three months ended September 30, 2022, from EUR6.1 million for the three months ended September 30, 2021, driven by higher interest expenses and less favorable foreign exchange rates.
Our net finance costs increased by EUR4.7 million, or 52.3%, to EUR13.8 million for the three months ended September 30, 2022, from EUR9.1 million for the three months ended September 30, 2019, mainly due to higher interest expenses and less favorable foreign exchange rates.
Our net finance costs increased by EUR11.3 million, to EUR23.8 million for the six months ended September 30, 2022, from EUR12.5 million for the six months ended September 30, 2021, mainly due to higher interest expenses and less favorable foreign exchange rates.

Our net finance costs increased by EUR7.6 million, or 47.2%, to EUR23.8 million for the six months ended September 30, 2022, from EUR16.2 million for the six months ended September 30, 2019, mainly due to higher interest expenses and less favorable foreign exchange rates.
Income tax benefit/(expense)
Our income tax benefit changed by EUR3.9 million, or 87.1% to a benefit of EUR0.6 million for the three months ended September 30, 2022, compared with a benefit of EUR4.5 million for the three months ended September 30, 2021. The lower benefit is driven by reduced deferred tax assets linked to improvements on Earnings Before Taxes as well as lower amortization on intangible assets acquired through business combinations.
Our income tax benefit changed by EUR6.2 million to a benefit of EUR0.6 million for the three months ended September 30, 2022, compared with an expense of EUR5.7 million for the three months ended September 30, 2019. The deviation between the two periods is mainly attributable to the decline in Earnings Before Tax as a result of the adverse financial impact caused by the COVID-19 outbreak and reduced amortization on intangible assets acquired through business combinations.
Our income tax benefit changed by EUR8.0 million, or 75.3% to a benefit of EUR2.6 million for the six months ended September 30, 2022, compared with a benefit of EUR10.7 million for the six months ended September 30, 2021. The lower benefit is driven by reduced deferred tax assets linked to improvements on Earnings Before Taxes as well as lower amortization on intangible assets acquired through business combinations.
Our income tax benefit changed by EUR11.6 million to a benefit of EUR2.6 million for the six months ended September 30, 2022, compared with an expense of EUR9.0 million for the six months ended September 30, 2019. The deviation between the two periods is mainly attributable to the decline in Earnings Before Tax as a result of the adverse financial impact caused by the COVID-19 outbreak and reduced amortization on intangible assets acquired through business combinations.
Profit/(loss) for the period
Our Profit/(Loss) for the period changed by EUR16.8 million, to a loss of EUR11.2 million for the three months ended September 30, 2022, compared with a profit of EUR5.7 million for the three months ended September 30, 2021. The loss for the period changed as a result of the factors described above.
Our Profit/(Loss) for the period changed by EUR23.9 million to a loss of EUR11.2 million for the three months ended September 30, 2022, compared with a profit of EUR12.8 million for the three months ended September 30, 2019. The loss for the period changed as a result of the factors described above.
Our Profit/(Loss) for the period changed by EUR20.2 million, or 43.7% to a loss of EUR26.1 million for the six months ended September 30, 2022, compared with a loss of EUR46.3 million for the six months ended September 30, 2021. The loss for the period changed as a result of the factors described above.
Our Profit/(Loss) for the period changed by EUR38.1 million to a loss of EUR26.1 million for the six months ended September 30, 2022, compared with a profit of EUR12.0 million for the six months ended September 30, 2019. The loss for the period changed as a result of the factors described above.
Non-IFRS Measures
Adjusted EBITDA
The table below provides a reconciliation between Profit/(Loss) and Adjusted EBITDA:

	Three Months Ended September 30			Six Months Ended September 30
	2022	2021	2019	2022	2021	2019
	(in EUR millions)			(in EUR millions)
Profit/(Loss) for the period	(11.2)	5.7	12.8	(26.1)	(46.3)	12.0
Income tax (benefit)/expense	(0.6)	(4.5)	5.7	(2.6)	(10.7)	9.0
Net finance costs	13.8	6.1	9.1	23.8	12.5	16.2
Exceptional items	11.1	(29.8)	7.3	7.3	(16.8)	9.2
Depreciation and amortization	12.7	22.1	27.0	30.2	50.2	54.9
Adjusted EBITDA	25.8	(0.4)	61.8	32.6	(11.1)	101.3
Adjusted EBITDA margin (%)	31.5%	(N/A)	48.6%	23.6%	(N/A)	44.5%

Our Adjusted EBITDA increased by EUR26.2 million to a EUR25.8 million profit for the three months ended September 30, 2022 from a EUR0.4 million loss for the three months ended September 30, 2021. This performance is driven by an increase in Revenue of EUR50.7 million linked to the recovery of the travel and tourism sector partially offset by lower savings in operating expenses, as noted above.
Our Adjusted EBITDA decreased by EUR36.0 million, or 58.2% to a EUR25.8 million profit for the three months ended September 30, 2022, from a EUR61.8 million profit for the three months ended September 30, 2019. This was due to a EUR45.3 million decrease in Revenue linked to the COVID-19 outbreak but partially offset by a EUR9.3 million reduction in Adjusted operating expenses (excluding exceptional items, depreciation and amortization) in part due to lower volumes and in part due to cost saving measures put in place by management.
Our Adjusted EBITDA increased by EUR43.7 million to a EUR32.6 million profit for the six months ended September 30, 2022 from a EUR11.1 million loss for the six months ended September 30, 2021. This performance is driven by an increase in Revenue of EUR90.1 million linked to the recovery of the travel and tourism sector partially offset by lower savings in operating expenses, as noted above.
Our Adjusted EBITDA decreased by EUR68.6 million, or 67.8% to a EUR32.6 million profit for the six months ended September 30, 2022, from a EUR101.3 million profit for the six months ended September 30, 2019. This was due to a EUR89.7 million decrease in Revenue linked to the COVID-19 outbreak but partially offset by a EUR21.0 million reduction in Adjusted operating expenses (excluding exceptional items, depreciation and amortization) in part due to lower volumes and in part due to cost saving measures put in place by management.

	Three Months Ended September 30			Tax effect of above adjustments and exceptional tax items	Six Months Ended September 30
	2022	2021	2019		2022	2021	2019
	(in EUR millions)				(in EUR millions)
TFSS adjusted EBITDA	38.5	11.7	70.1		59.0	12.6	121.0
AVPS adjusted EBITDA	7.5	3.0	9.9		13.3	4.9	19.0
CRTS adjusted EBITDA	(1.0)	(1.1)	—		(1.7)	(1.8)	—
Unallocated costs	(19.3)	(14.1)	(18.2)		(38.0)	(26.7)	(38.7)
Total adjusted EBITDA	25.8	(0.4)	61.8		32.6	(11.1)	101.3

Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR38.5 million and EUR7.5 million, respectively, and negative EUR1.0 million for our CRTS reporting segment, for the three months ended September 30, 2022. Additionally, there were EUR19.3 million of unallocated costs, which are kept at group level and not allocated to our three reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR11.7 million and EUR3.0 million, respectively, and negative EUR1.1 million for our CRTS reporting segment for the three months ended September 30, 2021. Additionally, there were EUR14.1 million of unallocated costs, which are kept at group level and not allocated to our three reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR70.1 million and EUR9.9 million, respectively, for the three months ended September 30, 2019. Additionally, there were EUR18.2 million of unallocated costs, which are kept at group level and not allocated to our two reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR59.0 million and EUR13.3 million, respectively, and negative EUR1.7 million for our CRTS reporting segment, for the six months ended September 30, 2022. Additionally, there were EUR38.0 million of unallocated costs, which are kept at group level and not allocated to our three reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR12.6 million and EUR4.9 million, respectively, and negative EUR1.8 million for our CRTS reporting segment for the six months ended September 30, 2021. Additionally, there were EUR26.7 million of unallocated costs, which are kept at group level and not allocated to our three reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR121.0 million and EUR19.0 million, respectively, for the six months ended September 30, 2019. Additionally, there were EUR38.7 million of unallocated costs, which are kept at group level and not allocated to our two reporting segments.
Adjusted Net Income/(Loss) (Group Share)

	Three Months Ended September 30			Six Months Ended September 30
	2022	2021	2019	2022	2021	2019
	(in EUR millions)			(in EUR millions)
Profit/(loss) attributable to owners of the parent	(11.7)	5.2	10.9	(26.9)	(46.7)	8.2
Exceptional items	11.1	(29.8)	7.3	7.3	(16.8)	9.2
Amortization of intangible assets acquired through business combinations	3.5	11.9	18.6	12.4	30.0	37.2
Tax effect of adjustments	(5.0)	(3.0)	(5.2)	(6.4)	(5.8)	(7.6)
Adjusted net income/(loss) (Group share)	(2.1)	(15.6)	31.6	(13.7)	(39.4)	47.1
Our Adjusted Net Income/(Loss) (Group Share) improved by EUR13.6 million, or 86.7% to a EUR2.1 million loss for the three months ended September 30, 2022, from a EUR15.6 million loss for the three months ended September 30, 2021.
Our Adjusted Net Income/(Loss) (Group Share) declined by EUR33.7 million to a EUR2.1 million loss for the three months ended September 30, 2022, from a EUR31.6 million profit for the three months ended September 30, 2019.

Our Adjusted Net Income/(Loss) (Group Share) improved by EUR25.7 million, or 65.3% to a EUR13.7 million loss for the six months ended September 30, 2022, from a EUR39.4 million loss for the six months ended September 30, 2021.
Our Adjusted Net Income/(Loss) (Group Share) declined by EUR60.7 million to a EUR13.7 million loss for the six months ended September 30, 2022, from a EUR47.1 million profit for the six months ended September 30, 2019.

Adjusted Effective Tax Rate

Adjusted effective tax rate is defined as the income tax benefit/(expense) adjusted for tax effect of adjustments i) Deferred Income Tax on Amortization of intangible assets acquired through business combinations, ii) Income Tax effect on Exceptional items and iii) Exceptional Tax Items (mainly adjustments with respect of current income tax of previous periods) divided by the adjusted profit/(loss) before tax.

	Three Months Ended September 30			Six Months Ended September 30
	2022	2021	2019	2022	2021	2019
	(in EUR millions)			(in EUR millions)
(i) Income tax benefit/(expense)	0.6	4.5	(5.7)	2.6	10.7	(9.0)
Tax effect of adjustments	(5.0)	(3.0)	(5.2)	(6.4)	(5.8)	(7.6)
(ii) Adjusted tax expenses	(4.4)	1.5	(10.9)	(3.8)	4.9	(16.6)
(iii) Profit/(Loss) before tax	(11.7)	1.2	18.4	(28.7)	(57.0)	21.0
Exceptional items	11.1	(29.8)	7.3	7.3	(16.8)	9.2
Amortization of intangible assets acquired through business combinations	3.5	11.9	18.6	12.4	30.0	37.2
(iv) Adjusted profit/(loss) before tax	2.9	(16.7)	44.3	(9.0)	(43.8)	67.4
(i)/(iii) Effective tax rate (%)	4.9%	(385.1)%	30.7%	9.2%	18.7%	42.7%
(ii)/(iv) Adjusted effective tax rate (%)	153.0%	8.9%	24.6%	(42.2)%	11.1%	24.6%
Our Adjusted effective tax rate is 153.0% for the three months ended September 30, 2022, up from 8.9% for the three months ended September 30, 2021. The higher adjusted effective tax rate for the three months ended September 30, 2022 compared to the adjusted effective tax rate for the three months ended September 30, 2021 is mainly driven by interest costs being capped in certain countries, reducing its tax deductibility, as well as the change of the Group’s weighting of various jurisdictions with different corporate income tax rates and loss making entities that typically do not recognize deferred tax assets on tax losses, resulting in an overall higher adjusted tax expense in relation to the Adjusted profit before tax as opposed to an adjusted Tax benefit in the prior year in relation to an Adjusted loss before tax.
Our Adjusted effective tax rate is 153.0% for the three months ended September 30, 2022, up from 24.6% for the three months ended September 30, 2019. The higher adjusted effective tax rate for the three months ended September 30, 2022 compared to the adjusted effective tax rate for the three months ended September 30, 2019 is as per above, interest costs being capped for tax deductibility, the change of the Group’s weighting of various jurisdictions with different corporate income tax rates and loss making entities that usually do not recognize deferred tax assets on tax losses.
Our Adjusted effective tax rate is (42.2)% for the six months ended September 30, 2022, and this KPI is negative because it compares an Adjusted tax expense of EUR3.8 million with an Adjusted result before tax that is also a loss of EUR9.0 million and despite being an adverse movement, this KPI translates as (42.2)% for the six months ended September 30, 2022 from 11.1% for the six months ended September 30, 2021. This is mainly driven by interest costs that are capped in certain countries, which reduces tax deductibility, as well as the change of the Group’s weighting of various jurisdictions with different corporate income tax rates and loss making entities that typically do not recognize deferred tax assets on tax losses, resulting in an overall lower Income tax benefit.
Our Adjusted effective tax rate is (42.2)% for the six months ended September 30, 2022, down from 24.6% for the six months ended September 30, 2019. As per above, this translated into a lower adjusted effective tax rate for the six months ended September 30, 2022 compared to the adjusted effective tax rate for the six months ended September 30, 2019 as the current period compares an Adjusted tax expense with an Adjusted loss before tax. This reflects an increase of the Adjusted tax expense which is driven by interest costs being capped in certain countries, reducing its tax deductibility, as well as the change of the Group’s weighting of various jurisdictions with different corporate income tax rates and loss making entities that typically do not recognize deferred tax assets on tax losses, resulting in an overall increase in Income tax expense.

Liquidity and capital resources
Liquidity describes the ability of a company to generate sufficient cash flows to meet cash requirements of its business operations, including working capital needs, capital expenditure, debt interest and service, acquisitions, other commitments, and contractual obligations. Our principal sources of liquidity include cash flow from operating activities, cash and cash equivalents on our statement of financial position and amounts available under our revolving credit facilities, bank overdraft facilities and the SLF. We consider liquidity in terms of the sufficiency of these resources to fund our operating, investing, and financing activities for a period of twelve months. The objective of our capital management is to have sufficient liquidity and to stay within financial and maintenance covenants in order to fulfil our obligations to our creditors.
Our cash flow from operating activities is generated primarily from revenue from VAT refunds. Revenue is generated when an international shopper is refunded, which at first triggers a cash outflow. The cash outflow mirrors a subsequent collection of VAT by Global Blue and payment of revenue share by Global Blue to merchants, which can take several weeks or months until cash is received. As a result, we experience cash flow seasonality throughout the year, with a larger net working capital need (and corresponding cash outflow) during the summer months, when international shoppers travel more frequently.
In periods of travel disruptions, such as the current COVID-19 outbreak, Global Blue’s cash generation during the first few months increases as a result of (i) a reduction in cash outflow for VAT refunds to international shoppers and (ii) cash inflow from VAT receivables from merchants and tax authorities for the full VAT associated with earlier refunded TFS transactions. Upon a longer travel disruption, the cash balance gradually decreases as a result of (i) the lack of cash inflow from TFS processing fees due to the lack of new TFS transactions, (ii) cash outflows to settle longer-dated merchant payables and (iii) monthly cash expenditures; for details on the working capital, see below sub-section “Net Working Capital”.
As the impact of the COVID-19 outbreak softens and international travel and global economic activity starts to recover, Global Blue experiences a gradual volume growth, which leads to an increase of net working capital requirements, and consequently, liquidity requirements. Between April 2021 and March 2022, our net working capital needs increased by EUR47.1 million largely driven by the increased volumes as the business recovers from the COVID-19 outbreak and this increase was funded by cash and cash equivalents in our statement of financial position. Between March 2022 and September 30, 2022, our net working capital needs increased by a further EUR87.1 million driven by the increased volumes, a combination of recovery of the business as well as seasonality effect. This increase has been funded initially by the utilization of the Supplemental Liquidity Facility (“SLF”) and subsequently with extra funds from the investment agreement with CK Opportunities Fund I, LP, (“Certares”). Given the global and evolving nature of the COVID-19 outbreak and its impact on the international travel and extra-regional shopping sectors, the level of our working capital is expected to be a function of the volumes (volume increases will lead to higher working capital needs and decreases will lead to reduced working capital needs) and therefore the needs for the next twelve months cannot be accurately quantified at this time.
We may need further cash resources to, among others, further fund our working capital requirements, make capital expenditures, meet debt service requirements and interest payments under our indebtedness, fund general corporate uses, and, in certain cases, expand our business through acquisitions. Our future capital requirements will depend on many factors, such as the pace at which government policies change (i.e., new TFS countries, reduction in minimum purchase amounts), spending on product roll-out, and changes in consumer demand linked to relative foreign exchange movements. As detailed in “Capital Expenditure”, we have made no firm commitments with respect to future investments.
As of September 30, 2022, the Group had cash and cash equivalents of EUR221.2 million, which were predominantly held in Euro. Approximately EUR3.0 million of the company’s cash and cash equivalents are held in subsidiaries which are situated in countries where centralization of cash is restricted. As of September 30, 2022, Global Blue had additional available liquidity of EUR9.0 million consisting of EUR8.1 million of uncommitted local credit lines and RCF availability of EUR0.9 million.
As of September 30, 2022, the Group had EUR791.3 million of interest-bearing loans and borrowings recorded on its statement of financial position, consisting of EUR624.5 million in long-term financing (borrowings of EUR630.0 million less EUR5.5 million of capitalized financing fees), EUR99.0 million drawn on the revolving credit facility, EUR67.0 million of the SLF and EUR0.9 million in other bank overdraft facilities.
The Company believes that its cash and cash equivalents are sufficient to meet the liquidity needs and fund necessary capital expenditure for at least the next 12 months from the date of this report. Given that the exact timing and pace of the revenue recovery to pre-COVID-19 levels are based on the uncertainties and related macro effects as opposed to company-specific factors, Global Blue considered a range of potential recovery scenarios in formulating this view. See “Net Working Capital” for further discussion of net working capital movements, particularly in slowdowns like that experienced during the COVID-19 outbreak.

Cash Flow
The following table shows our consolidated cash flows from/(used in) operating, investing and financing activities for the periods presented:

	Six Months Ended September 30
	2022	2021	2019
	(in EUR millions)
Net cash from/(used in) operating activities	(78.2)	(81.5)	2.7
Net cash from/(used in) in investing activities	(18.8)	(14.0)	(18.6)
Net cash from/(used in) financing activities	269.1	(6.0)	(13.5)
Net foreign exchange differences	1.7	0.7	(1.2)
Net increase/(decrease) in cash and cash equivalents	173.8	(100.8)	(30.6)
Cash and cash equivalents at the beginning of the year	51.7	182.8	104.1
Cash and cash equivalents at the end of the year	221.2	82.7	75.1
Net change in bank overdraft facilities	0.2	0.7	1.6
Net change in cash and cash equivalents	169.3	(100.8)	(30.6)
Cash flow from/(used in) operating activities
Net cash from/(used in) operating activities consists of profit before tax, as adjusted for depreciation and amortization, net finance costs, other non-cash items, income tax paid, interest paid, and changes in net working capital.
Net cash used in operating activities was EUR78.2 million for the six months ended September 30, 2022 driven by an outflow of net working capital of EUR87.1 million. See “Net Working Capital” for further details on net working capital movement drivers.
Net cash used in operating activities was EUR81.5 million for the six months ended September 30, 2021, driven by the negative operating results; adjusted EBITDA was negative by EUR11.1 million, and was accompanied by an outflow of net working capital of EUR55.0 million; see “Net Working Capital” for further details on net working capital movement drivers.
Net cash from operating activities was EUR2.7 million for the six months ended September 30, 2019, primarily due to the profit generated in the period largely offset by an outflow of net working capital of EUR64.2 million attributable to the pre-COVID high season where typically Global Blue has increased working capital needs (see “Net Working Capital” below).

Cash flow from/(used in) investing activities
Net cash flow from/(used in) investing activities consists of purchases of tangible and intangible assets, payments for capitalized intangible assets, as well as acquisitions and divestitures of subsidiaries and non-current financial assets intended to generate profit in the future.
Net cash used in investing activities was EUR18.8 million for the six months ended September 30, 2022 driven by an outflow of EUR10.4 million from Payments for capitalized intangible assets, EUR3.4 million from Acquisition of non-current financial assets for participation in Reflaunt of EUR2.0 million as well as a deposit guarantee with a refunding agent of EUR1.2 million and EUR2.6 million from Purchase of tangible assets
Net cash used in investing activities was EUR14.0 million for the six months ended September 30, 2021 primarily driven by an outflow of EUR8.1 million for internally generated intangible assets and EUR3.0 million from Acquisition of subsidiaries net of cash acquired related to the business combination with Yocuda.

Net cash used in investing activities of EUR18.6 million for the six months ended September 30, 2019 was driven by an outflow of EUR12.4 million from the Purchase of intangible assets and also due to a EUR4.2 million outflow related to the Acquisition of non-current financial assets.

Cash flow from/(used in) financing activities
Net cash from/(used in) financing activities consists of proceeds from the issuance of share capital, principal elements of lease payments, and proceeds from borrowings.
Net cash from financing activities was EUR269.1 million for the six months ended September 30, 2022 related to net Proceeds from issuance of share capital of EUR215.2 million of CK Opportunities Fund I, LP (“Certares”), Proceeds from loans and borrowings due to shareholders of EUR59.4 million partially offset by Principal elements of lease payments of EUR5.5 million.
Net cash used in financial activities of EUR6.0 million for the six months ended September 30, 2021 is related to Principal elements of lease payments.
Net cash used in financing activities is EUR13.5 million for the six months ended September 30, 2019 mainly driven by the EUR8.1 million in payments related to Principal elements of lease payments and EUR4.8 million of Dividends paid to non-controlling interests.

Net Working Capital
In Global Blue’s TFSS business, its net working capital is driven by the timing of the payments that Global Blue makes to merchants and international shoppers, and the timing of the payments that Global Blue receives from merchants and tax authorities, which makes Global Blue’s net working capital sensitive to short-term, month-to-month volume movements. Unless international shoppers wish to be refunded through a credit card refund or another refund method (such as in-store or downtown refunds), Global Blue typically refunds international shoppers in cash after they have validated their tax-free transaction at customs, and before Global Blue receives the VAT back from the merchants, which typically happens approximately 30 days after the VAT refund is paid to the international shopper. Global Blue typically pays the merchant a percentage of the transaction fee and their commission, only after having received 100% of the VAT back from the merchant, approximately 100 days after the VAT refund is collected.
When Global Blue experiences rapid month-on-month volume growth, for instance assuming a quick recovery in international travel after the COVID-19 outbreak, this would lead to a short-term, temporary surge of its net working capital to fund the rapid volume increase in VAT refunds. Very large movements in Global Blue’s net working capital position could have a significant effect on its business and financial condition, if Global Blue is unable to finance, internally or externally, the net working capital needs, due to the timing impact of when Global Blue refunds the VAT (net of transaction fees) to the international shopper versus when it collects the VAT from the merchants and tax authorities.
Where Global Blue invoices the tax authority directly for the VAT refund, it experiences no credit risk (as the counterparties are governments). Where Global Blue invoices the merchant, however, it is exposed to credit risk for a few weeks, since it refunds international shoppers first before invoicing the merchant. Nevertheless, given the high-quality credit profile of Global Blue’s portfolio of merchants, the associated credit risk and potential losses have historically been minimal. In addition, due to Global Blue’s simultaneous payables to merchants in relation to the transaction fees, its net exposure to credit risk is further limited.
While revenue does not significantly fluctuate throughout the year, Global Blue’s net working capital follows seasonal trends, since a significant part of its business serves the leisure segment of the travel industry, which is seasonal in nature. Global Blue’s net working capital increases as business volumes increase, and Global Blue’s net working capital is the highest during the summer season, since passenger volumes tend to increase during the summer holidays in the Northern Hemisphere. Conversely, Global Blue’s net working capital decreases rapidly after the summer holidays, as Global Blue releases net working capital that has built up during the summer. However, as a result of the predictable seasonality, in a normal environment, of Global Blue’s net working capital, it would expect the year-end position to be broadly neutral, absent of any significant change in travel flows.
Global Blue’s net working capital balance is composed of trade receivables, other current receivables and prepaid expenses, less trade payables, other current liabilities, and accrued liabilities. Outlined below is the change in net working capital, as recognized in the cash flow statement.
Global Blue recorded a net working capital outflow of EUR87.1 million for the six months ended September 30, 2022. The outflow observed reflects an increase of trade receivables which are entirely driven by higher TFS Refunding activity mainly in France, Italy, and Spain, as a result of the continued recovery of the COVID-19 outbreak as well as the seasonal effect which started in May.
Global Blue recorded a net working capital outflow of EUR55.0 million for the six months ended September 30, 2021. The outflow observed reflects in one hand, a reduction of its payables in the first part of the period, including a payment to French tax authorities of EUR6.7 million, as well as payments that benefited from deferrals linked to the Covid-19 outbreak, and an increase of trade receivables in August and September 2021, which is the result of the combination of traditional high season period with the gradual recovery of the COVID-19 outbreak impacts.
Global Blue recorded an outflow of EUR64.2 million for the six months ended September 30, 2019. In a pre-COVID-19 environment, from March to September, typically Global Blue has increased working capital needs as a consequence of the high season. That is because Global Blue refunds tourists upfront and typically, after 30 days on average, collects the VAT from its merchants or authorities.

Capital Expenditure
Global Blue defines capital expenditure as purchases of property, plant and equipment (such as machinery, equipment and computers) and intangible assets (such as trademarks, customer relationships and software).
Global Blue’s capital expenditure increased by EUR3.9 million, or 79.7% to EUR14.1 million for the six months ended September 30, 2022 from EUR10.2 million for the six months ended September 30, 2021. Of the EUR3.9 million increase, EUR2.3 million related to payments for capitalized intangible assets and increase of EUR1.6 million related to property, plant and equipment.
Global Blue’s capital expenditure decreased by EUR0.4 million, or 2.5% to EUR14.1 million for the six months ended September 30, 2022 from EUR14.4 million for the six months ended September 30, 2019. The majority of the EUR0.4 million decrease related to a EUR0.6 million decrease in property, plant and equipment purchases.
We have made no material firm commitments with respect to our principal future investments.

Banking Facilities and Loans
Overview and structure
The Facilities

On October 25, 2019, certain entities of Global Blue entered into a facilities agreement (the “Facilities Agreement”) with, among others, Bank of America Merrill Lynch International Designated Activity Company, Barclays Bank PLC, BNP Paribas (Suisse) S.A., J.P. Morgan Securities PLC, Morgan Stanley Bank International Limited and Royal Bank of Canada, as mandated lead arrangers, and RBC Europe Limited, as agent. On January 14, 2020, the Facilities Agreement was amended and restated by an amendment letter entered into with, among others, BNP Paribas (Suisse) S.A., Morgan Stanley Senior Funding, Inc., Morgan Stanley Bank International Limited, Royal Bank of Canada, Bank of America Merrill Lynch International Designated Activity Company, Barclays Bank PLC, Credit Suisse International and JPMorgan Chase Bank N.A., London branch, as amendment participating lenders, and RBC Europe Limited, as agent and security agent. The Facilities Agreement governs the EUR630.0 million million term loan facility (the “Term Loan Facility”) and the EUR100.0 million revolving credit facility (the “Revolving Credit Facility”) (in combination named as the “Facilities”). The Revolving Credit Facility includes a swingline sub-facility which allows up to EUR20.0 million of the Revolving Credit Facility to be utilized by way of euro-denominated swingline loans. The Facilities are senior secured and governed by English law.
On August 28, 2020, Global Blue drew down EUR630.0 million from the Term Loan Facility and EUR99.0 million from the Revolving Credit Facility (see “Indebtedness”).
Supplemental Liquidity Facility (“SLF”)
Under the loan agreement dated September 30, 2020 and amended November 22, 2021 governing the Supplemental Liquidity Facility (the “Loan Agreement”), Globetrotter and Cayman Holdings (together, the “Lenders”) provided more Liquidity Loans to Global Blue or one of its subsidiaries (the “Borrower”) of up to USD75.0 million. Upon written request by the Borrower and on the terms and subject to the conditions set forth in the Loan Agreement, the Liquidity Loans are available to the Borrower to either (i) cure or avoid an expected breach of the financial covenant under the Facilities Agreement or (ii) to finance in good faith the actual liquidity needs of Global Blue.
The Liquidity Loans are postponed and subordinated to all liabilities and obligations of the Borrower under the Facilities Agreement and rank at least pari passu with the claims of all of the Borrower’s other present or future unsecured and unsubordinated creditors, except for obligations mandatorily preferred by laws applying to companies generally. The Liquidity Loans were available to the Borrower to the closing date until (and including) Feb 28, 2024.
On April 1, 2022 the Group drew USD20 million (EUR18.0 million) of the SLF and on April 19, 2022 drew an additional USD45 million (EUR41.4 million) to fund working capital needs of the Group.
Purpose
Global Blue has used the funds obtained by the Term Loan Facility, together with the available cash to the extent needed, to reimburse the principal amount and the interest accrued but not yet paid on its historic indebtedness, as well as to pay related fees, costs and expenses (including certain of those relating to the public listing in August 2020). The Revolving Credit Facility replaced the historic credit facility and is available, among others, to finance or refinance working capital and/or for general corporate purposes of Global Blue (see “Net Working Capital”).
In addition, an inter-creditor agreement governs the relationships between creditors under the Facilities Agreement. The Facilities are secured by certain collateral. See “Collateral” below.
Global Blue has used the funds drawn in April 2022 to fund the working capital needs as the business started to recover from the disruption caused by the pandemic.

Maturity and prepayment
The final repayment date for the Facilities Agreement is August 28, 2025.

The Facilities Agreement provides for each lender to require a cancellation of its commitments and a prepayment of its loans under the Facilities in the case of a change of control or a sale of all or substantially all of the businesses and assets of Global Blue to persons who are not members of Global Blue. A change of control will occur if any person or group of persons acting together who do not control Global Blue at such time acquire, directly or indirectly, beneficially more than 50% of the issued voting share capital of Global Blue other than certain permitted holders, including, among others, certain existing equity investors of Global Blue.
The Facilities Agreement also contains a standard mandatory prepayment provision in the event that it becomes illegal for a lender to fulfil any of its obligations under the Facilities Agreement. The Facilities Agreement also provides for voluntary prepayment of the Facilities at any time, with prior notice and without any prepayment penalty.
The Supplemental Facility Agreement will be required to be repaid in full by the Borrower on the earlier of (i) the date falling on the second anniversary of the date of the initial utilization of that Loan and (ii) February 28, 2024 (each term as defined in the Facilities Agreement).
Interest
The Term Loan Facility provides for a variable interest rate, equal to EURIBOR for the period (with a zero floor) plus a spread of 2.75% per annum (the “TL Margin”), subject to mechanisms of increase or decrease depending on Global Blue’s leverage.
The Revolving Credit Facility provides for a variable interest rate to be paid on drawings, equal to EURIBOR for the period (with a zero floor) or, with reference to amounts used in currencies other than euro, to the LIBOR for the period (or other LIBOR replacement rate), plus a spread of 2.50% per annum (the “RCF Margin”), subject to mechanisms of increase or decrease depending on Global Blue’s leverage ratio.
Due to the zero floor on EURIBOR and the company’s expectation that interest rates will not increase significantly in the foreseeable future, no financial instruments have been employed to hedge the interest rate risks associated with the indebtedness under the Facilities Agreement.
The specific level of increase or decrease in the TL Margin and the RCF Margin, respectively, depending on the Company’s leverage (i.e., the ratio between total net indebtedness and Consolidated Pro Forma EBITDA - see “Main undertakings” below) is shown below:

Company’s Leverage	TL Margin	RCF Margin
Higher than 4.00:1	2.75%	2.50%
Equal to or less than 4.00:1 but higher than 3.50:1	2.25%	2.00%
Equal to or less than 3.50:1 but higher than 3.00:1	2.00%	1.75%
Equal to or less than 3.00:1 but higher than 2.50:1	1.75%	1.50%
Equal to or less than 2.50:1 but higher than 2.00:1	1.50%	1.25%
Equal to or less than 2.00:1 but higher than 1.50:1	1.25%	1.00%
Equal to or less than 1.50:1	1.00%	0.75%

Interest on the Liquidity Loans accrues at a rate of 2.75% per annum, or such other minimum safe harbor rate as may be applicable from time to time at the start of each interest period based on the principal amount and currency of the Liquidity Loans, as published by the Swiss tax authorities. Interest accrues and is to be paid by the Borrower at the end of each six-month interest period of the Liquidity Loans, unless the Borrower elects that interest for such interest period shall capitalize and be added to the outstanding principal amount.
Main undertakings

As is customary for financing transactions of similar complexity and nature, the Facilities Agreement sets forth covenants which will restrict Global Blue to permitted activities and provide for general and specific information undertakings, which must be reported to the lenders, including, among others, with respect to: (i) annual and semi-annual reporting obligations; (ii) semi-annual compliance with a leverage ratio test starting on September 30, 2021 (defined as the ratio between total net indebtedness to Consolidated Pro Forma EBITDA and calculated on a rolling 12-month basis) not to exceed 5.00:1 on September 30, 2021 and March 31, 2022, 4.75:1 on September 30, 2022 and March 31, 2023, and 4.50:1 on September 30, 2023 and March 31, 2024, 4.25:1 on September 30, 2024 and March 31, 2025, 3.50:1 on September 30, 2025 and each financial half-year ending thereafter; (iii) prohibitions of substantial changes in the business of Global Blue; (iv) compliance with all applicable laws; (v) negative pledge obligations; (vi) prohibition to carry out disposals; (vii) incurrence of indebtedness by non-obligors; and (viii) prohibitions on undertaking any amalgamation, de-merger, merger or corporate reconstruction (other than the business combination).
However, on February 3, 2021, to preserve financial flexibility in light of the ongoing COVID-19 outbreak, Global Blue obtained a waiver from Facilities Agreement Lenders under the Facilities Agreement. The waiver provides revised terms with respect to the semi-annual total net leverage financial covenant under the Facilities Agreement. The financial covenant was planned to be tested for the first time on September 30, 2022. In connection with the Facilities Agreement Lenders’ agreeing to the terms of the waiver, Global Blue agreed that for the Waiver Period, it shall maintain the Liquidity Condition. On October 4, 2021, the company obtained an extension of the waiver period so that the Financial Covenant will now be tested for the first time on March 31, 2023. Global Blue can use the proceeds from any equity contribution or subordinated debt as an EBITDA Cure, which will be deemed to increase the amount of Consolidated Pro Forma EBITDA for the purposes of the financial covenant leverage ratio test. Based on current financial projections of Global Blue together with receipt of proceeds of EUR215.2 million which were available to be applied as a cure, Global Blue anticipates that it will be in compliance with the financial covenant when it is first tested.
The Liquidity Condition requires that liquidity (being the aggregate amount of cash and cash equivalents and the aggregate amount available to us on a committed or uncommitted basis for utilization under any facilities or other debt or equity financing) on the last day of each calendar month (or, if such day is not a business day, then on the next succeeding business day) shall not be less than EUR35 million. The Liquidity Condition shall cease to apply if Global Blue’s revenues for any calendar month first being equal to or more than an amount equal to 40% of its revenues for the pre-COVID-19 period, namely the corresponding calendar month during the period from (and including) February 1, 2019 to (and including) January 31, 2020. If the Liquidity Condition is not met, Global Blue can cure a breach of the Liquidity Condition with the proceeds of equity or subordinated debt contributions or any other source available to Global Blue.
Consolidated Pro Forma EBITDA is economically equivalent to Adjusted EBITDA as defined in this Annual Report plus projected synergies and costs savings arising in connection with acquisitions, disposals and other group initiatives which may be added to Adjusted EBITDA by Global Blue under the terms of the Facilities Agreement.
Representations and warranties
In addition to the undertakings listed above, the Facilities Agreement provides for representations and warranties with respect to the business, assets, operations, financial condition and prospects of Global Blue and with respect to the Facilities Agreement and ancillary documents, including, among others: (i) the absence of litigation, arbitration and administrative proceedings; (ii) lack of misleading information provided to the lenders; (iii) the correctness and truthfulness of the financial statements; (iv) validity and incorporation of Global Blue; (v) validity and effectiveness of the obligations assumed pursuant to the Facilities Agreement and ancillary documents; (vi) absence of conflicts between the Facilities Agreement and ancillary documents and the constitutional documents, laws or other applicable obligations; (vii) absence of any filing requirements or stamp taxes payable in connection with the Facilities Agreement and ancillary documents; (viii) possession of the necessary powers and authorizations; (ix) choice of the applicable law; (x) absence of defaults; (xi) compliance with anti-corruption laws and sanctions;

and (xii) pari passu ranking of the obligations deriving from the financial documents with any other unsecured and unsubordinated debt (present and future).
Guarantees
The Facilities are guaranteed by guarantees from Global Blue and certain other members of Global Blue, based on a guarantor coverage test. The undertakings of Global Blue and other guarantors pursuant to these guarantees are joint and several with the other financial counterparties of the Facilities Agreement (including, among others, the agent, the security agent, the mandated lead arrangers, and each of the lenders), to the extent legally permitted and operationally practical.
Collateral
On December 18, 2020, in accordance with the provisions of the Facilities Agreement, the Facilities have been secured by pledges on the assets of certain material subsidiaries of Global Blue at the time of the implementation of the transaction security, to the extent legally permitted and operationally practical on a first priority basis.
Events of default
The Facilities Agreement also sets forth, in line with market practice, a series of events of default, including, among others: (i) payment default of principal and interest; (ii) failure to comply with the semi-annual leverage ratio test described above; (iii) occurrence of certain insolvency events or the commencement of insolvency proceedings; (iv) untruthfulness of any of the representations and warranties in any material adverse respect; and (v) customary cross payment default and cross acceleration provisions.
Indebtedness
The following table provides an overview of Global Blue’s interest-bearing loans and borrowings as of the dates indicated:

	As of September 30	As of March 31
	2022	2021	2019
	(in EUR millions)
Long-term financing—term senior debt	—	—	634.3
Long-term financing—senior debt facility(1)	630.0	630.0	—
Capitalized financing fees(2)	(5.5)	(6.4)	(9.7)
Revolving credit facility(3)	99.0	99.0	—
Supplemental liquidity facility(4)	67.0	—	—
Other bank overdraft(5)	0.9	0.7	1.1
Total interest-bearing loans and borrowings	791.3	723.2	625.7

(1) New senior debt facility which was used to repay the former term senior debt.
(2) Represents costs incurred in relation to refinancing our historic indebtedness.
(3) Revolving credit facility of EUR100.0 million of which EUR99.0 million has been drawn.
(4) SLF of USD75 million, of which USD65 million (EUR67.0 million) drawn
(5) Consists of local credit facilities available in certain jurisdictions. None of these local overdraft facilities are committed in nature.

On August 28, 2020, the old Senior term debt and RCF were fully repaid, and the associated liabilities extinguished, consisting of EUR8.1 million of unamortized debt cost partially offset by EUR3.6 million of IFRS 9 conversion unwinding amounts.

The new Senior term debt is comprised of a term loan of EUR630.0 million, fully drawn since inception and a RCF of EUR100.0 million of which EUR99.0 million is drawn. The proceeds from the term loan under the new Senior debt facility was used to fully repay the term loan and amounts outstanding under the RCF under the previous SFA.
The new Senior term debt has a maturity date of August 28, 2025. The conditions of the credit facilities are set as Euribor of the period with a floor of 0.00% plus a margin. The margins for the long-term loan and the revolving credit facility are dependent on Total Net Leverage. (see “Interest”).
The financial covenant associated with the new senior term debt is based on a level of Total Net Leverage lower than 4.75x (see “Main undertakings”).

Treasury Management
Policy
The company manages its Treasury activities through a Central Treasury department (“Group treasury”). Treasury activities are governed by company policies where appropriate trading and approval thresholds are set.
Cash Management
All operational entities of the Group forecast the cash developments weekly on a rolling basis. These are monitored by Group treasury ensuring that the Group's liquidity position at all times meets operational cash needs.
Surplus cash held by the operating entities over and above amounts required for working capital management are centralized and managed by Group treasury.
In order to minimize foreign exchange risks, cash and cash equivalent investments are kept in the functional currency of the respective entities holding the asset or are otherwise hedged by Group treasury using financial derivatives such as foreign exchange forward contracts.
As of September 30, 2022, approximately EUR3.0 million of the company’s cash and cash equivalents are held in subsidiaries which are situated in countries where centralization of cash is restricted. The majority of such restrictions are due to capital controls applied by the country where the cash is situated which may lead to delays in transferring funds to the Group. Funds where restrictions and delays apply do not have a significant impact on the company’s ability to meet its cash obligations.

Bank Overdrafts
Local credit facilities are available in certain jurisdictions, and the facilities as of September 30, 2022 were limited to EUR8.1 million. The Local credit facilities may be subjected to restrictions and none of these local overdraft facilities were committed in nature.

Unaudited Condensed Consolidated Interim Financial Statements

Global Blue Group Holding AG

September 2022

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of September 30	As of March 31
(EUR thousand)	Notes	2022	2022
ASSETS
Non-current assets
Property, plant and equipment		24,710	27,758
Intangible assets	7	568,265	584,026
Deferred tax asset		35,389	36,040
Investments in joint ventures and associates		2,738	2,650
Other investments	14	5,707	3,881
Other non-current financial assets		13,652	12,706
		650,461	667,061
Current assets
Trade receivables	8	237,671	100,469
Other current receivables	9	34,910	25,834
Income tax receivables		1,119	2,277
Prepaid expenses		5,969	5,636
Cash and cash equivalents		221,218	51,690
		500,887	185,906
Total assets		1,151,348	852,967
EQUITY AND LIABILITIES
Equity attributable to owners of the parent
Share capital	10	2,194	1,907
Share premium	10	1,851,724	1,634,469
Other equity	10	(998)	(10,179)
Other reserves		(976,702)	(965,755)
Accumulated losses		(877,484)	(851,967)
		(1,266)	(191,525)
Non-controlling interests		5,554	5,732
Total equity		4,288	(185,793)
Liabilities
Non-current liabilities
Loans and borrowings	12	790,428	722,554
Other non-current financial liabilities		23,609	29,705
Deferred tax liabilities		7,063	9,642
Post-employment benefits		2,740	4,677
Provisions for other liabilities and charges		2,298	2,313
		826,138	768,891
Current liabilities
Trade payables		218,856	166,103
Other current liabilities		42,239	38,048
Accrued liabilities	13	35,344	33,078
Income tax liabilities		13,604	19,913
Loans and borrowings	12	915	676
Warrant liabilities	14	9,964	12,051
		320,922	269,869
Total liabilities		1,147,060	1,038,760
Total equity and liabilities		1,151,348	852,967
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

		Three months ended September 30		Six months ended September 30
(EUR thousand)	Notes	2022	2021	2022	2021
Total revenue	4	81,910	31,211	138,029	47,934
Operating expenses	5	(79,857)	(23,963)	(142,906)	(92,366)
Operating gain / (loss)		2,053	7,248	(4,877)	(44,432)
Finance income		382	1,072	573	1,165
Finance costs		(14,183)	(7,153)	(24,403)	(13,709)
Net finance costs	5	(13,801)	(6,081)	(23,830)	(12,544)
Profit / (loss) before tax		(11,748)	1,167	(28,707)	(56,976)
Income tax benefit	5	579	4,496	2,639	10,678
Profit / (loss) for the period		(11,169)	5,663	(26,068)	(46,298)
Profit / (loss) attributable to:
Owners of the parent		(11,729)	5,230	(26,927)	(46,692)
Non-controlling interests		560	433	859	394
Profit / (loss) for the period		(11,169)	5,663	(26,068)	(46,298)

Basic and diluted profit / (loss) per ordinary share	6	(0.05)	0.03	(0.13)	(0.24)
Basic and diluted profit / (loss) per preference share	6	(0.05)	0.03	(0.13)	(0.24)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

	Three months ended September 30		Six months ended September 30
(EUR thousand)	2022	2021	2022	2021
(Loss) / Profit for the period	(11,169)	5,663	(26,068)	(46,298)
Other comprehensive income / (loss)
Other comprehensive income / (loss) that will not be reclassified to profit or loss in subsequent years:
Remeasurements on post-employment benefit obligations	152	—	2,288	—
Income tax effect	(36)	—	(549)	—
	116	—	1,739	—
Other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent years:
Currency translation differences	(1,180)	(163)	(1,145)	(1,578)
Hyperinflation adjustment	346	—	346	—
	(834)	(163)	(799)	(1,578)

Other comprehensive income / (loss) for the period, net of tax	(718)	(163)	940	(1,578)
Total comprehensive income / (loss) for the period	(11,887)	5,500	(25,128)	(47,876)
Attributable to:
Owners of the parent	(12,005)	5,113	(26,019)	(48,140)
Non-controlling interest	118	387	891	264
Total comprehensive income / (loss) for the period	(11,887)	5,500	(25,128)	(47,876)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		Six months ended September 30
(EUR thousand)	Notes	2022	2021

Loss before tax		(28,707)	(56,976)
Depreciation and amortization		30,217	50,172
Net finance costs		20,003	12,389
Other non-cash items		3,594	(18,522)
Income tax (paid) / received		(5,808)	(3,079)
Interest paid		(10,374)	(10,532)
Changes in working capital		(87,077)	(54,959)
= Net cash used in operating activities (A)		(78,152)	(81,507)
Purchase of tangible assets		(2,575)	(988)
Purchase of intangible assets	7	(1,070)	(1,040)
Payments for capitalized intangible assets	7	(10,435)	(8,138)
Acquisition of subsidiaries net of cash acquired		—	(2,992)
Net cash outflow on disposal of subsidiary		(1,684)	—
Acquisitions of non-current financial assets		(3,448)	(952)
Receipts from non-current financial assets		373	127
= Net cash used in investing activities (B)		(18,839)	(13,983)
Net proceeds from issuance of share capital	10	215,208	—
Transaction costs of issuance of share capital		(4,512)	—
Principal elements of lease payments		(5,482)	(6,038)
Proceeds from loans and borrowings due to shareholders	12	59,384	—
'=Net cash from / (used in) financing activities (C)		264,598	(6,038)
Net foreign exchange difference (D)		1,707	721
'= Net increase / (decrease) in cash and cash equivalents (E) = (A) + (B) + (C) + (D)		169,314	(100,807)
Cash and cash equivalents at beginning of the period		51,690	182,783
Cash and cash equivalents at end of the period		221,218	82,680
Net change in bank overdraft facilities		214	704
= NET CHANGE IN CASH AND CASH EQUIVALENTS		169,314	(100,807)
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Six months ended September 30, 2022
		Share capital		Share premium		Other equity		Other reserves				Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Share capital ordinary shares	Share capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations
Balance as of April 1, 2022		1,844	63	1,538,105	96,364	(9,297)	(882)	50,699	(1,006,210)	(11,330)	1,086	(851,967)	(191,525)	5,732	(185,793)
(Loss) / Profit for the period		—	—	—	—	—	—	—	—	—	—	(26,927)	(26,927)	859	(26,068)
Other comprehensive income / (loss)		—	—	—	—	—	—	—	—	(1,177)	1,739	346	908	32	940
Total comprehensive income / (loss)		—	—	—	—	—	—	—	—	(1,177)	1,739	(26,581)	(26,019)	891	(25,128)
Issuance of share capital Global Blue Group Holding A.G.	10	83	203	42,959	171,963	—	—	—	(4,686)	—	—	—	210,522	(1)	210,521
Issuance of treasury shares by Global Blue Group Holding A.G.	10	1	—	—	—	(1)	—	—	—	—	—	—	—	—	—
Employee share schemes		—	—	—	—	—	—	4,692	—	—	—	—	4,692	—	4,692
Vested RSA shares		—	—	2,333	—	4	—	(2,337)	—	—	—	—	—	—	—
Allocation of treasury shares to shareholders		—	—	—	—	9,178	—	—	(9,178)	—	—	—	—	—	—
Total contributions and distributions		84	203	45,292	171,963	9,181	—	2,355	(13,864)	—	—	(4)	215,210	(1)	215,209
Change in non-controlling interests		—	—	—	—	—	—	—	—	—	—	1,068	1,068	(1,068)	—
Total changes in ownership interests		—	—	—	—	—	—	—	—	—	—	1,068	1,068	(1,068)	—
Balance as of September 30, 2022		1,928	266	1,583,397	268,327	(116)	(882)	53,054	(1,020,074)	(12,507)	2,825	(877,484)	(1,266)	5,554	4,288

Six months ended September 30, 2021
		Share capital		Share premium		Other equity		Other reserves				Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Share capital ordinary shares	Share capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations
Balance as of March 31, 2021		1,798	118	1,537,425	96,310	(8,877)	(1,246)	43,871	(1,006,208)	(14,707)	(2,161)	(753,692)	(107,369)	6,779	(100,590)
Impact of correction of error	2	—	—	—	—	—	—	1,097	—	—	—	(1,097)	—	—	—
Balance as of April 1, 2021		1,798	118	1,537,425	96,310	(8,877)	(1,246)	44,968	(1,006,208)	(14,707)	(2,161)	(754,789)	(107,369)	6,779	(100,590)
(Loss) / Profit for the period		—	—	—	—	—	—	—	—	—	—	(46,692)	(46,692)	394	(46,298)
Other comprehensive income / (loss)		—	—	—	—	—	—	—	—	(1,448)	—	—	(1,448)	(130)	(1,578)
Total comprehensive income / (loss)		—	—	—	—	—	—	—	—	(1,448)	—	(46,692)	(48,140)	264	(47,876)
Issuance of share capital Global Blue Group Holding A.G.		46	—	—	—	—	—	—	—	—	—	—	46	—	46
Employee share schemes	10	—	—	—	—	—	—	2,231	—	—	—	—	2,231	—	2,231
Conversion of shares		—	—	—	—	(366)	366	—	—	—	—	—	—	—	—
Acquisition of treasury shares Global Blue Group II GmbH		—	—	—	—	(46)	—	—	—	—	—	—	(46)	—	(46)
Total contributions and distributions		46	—	—	—	(412)	366	2,231	—	—	—	—	2,231	—	2,231
Other transactions		—	—	—	—	—	—	—	—	—	—	(1)	—	—	—
Total changes in ownership interests		—	—	—	—	—	—	—	—	—	—	(1)	—	—	—
Balance as of September 30, 2021		1,844	118	1,537,425	96,310	(9,289)	(880)	47,199	(1,006,208)	(16,155)	(2,161)	(801,482)	(153,279)	7,043	(146,236)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1    Corporate information

General information
Global Blue Group Holding AG (‘the Company’) and its subsidiaries (together ‘the Group’ or ‘Global Blue’) provide technology-enabled transaction processing services for merchants, banks, acquirers, governments and travelers. The Group has operating subsidiaries around the world.
The Company trades as Global Blue under ticker symbol “NYSE: GB”.
The Company is a partnership limited by shares incorporated on December 10, 2019. The registered office is established in 38, Zürichstrasse, CH-8306 Brüttisellen, Switzerland under the number CHE-442.546.212. SL Globetrotter GP, LTD is the immediate parent, and Silver Lake Partners, L.P. (“Silver Lake”) is the ultimate parent and controlling party, of the Group.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Directors of the Company on November 30, 2022.
The unaudited condensed consolidated interim financial statements of Global Blue Group Holding AG have been prepared in accordance with International Accounting Standard IAS 34 ‘Interim financial reporting’ as issued by the International Accounting Standards Board (IASB) and are presented in thousands of Euros (EURk).
Product offerings
The Group serves as a strategic technology and payments partner to merchants, empowering them to capture the structural growth of international travelers shopping abroad, driven by multiple macroeconomic tailwinds. The Company offers third-party serviced tax free shopping solutions (“TFSS”), added-value payment solutions (“AVPS”) including dynamic currency conversion and complementary retail tech solutions (“CRTS”). At its core, the Company is a technology platform that serves a network of merchant stores globally through both TFSS and AVPS, delivering economic benefits to a complex ecosystem of merchants, international shoppers and customs and authorities.

NOTE 2    Basis of preparation and significant accounting policies
Basis of preparation
The Group’s unaudited condensed consolidated interim financial statements for the three and six month reporting period ended September 30, 2022 have been prepared in accordance with IAS 34 ‘Interim financial reporting’.
These financial statements have been prepared on a historical cost basis, except for warrants, derivative financial instruments, other investments and put options that have been measured at fair value (Note 14)
The primary financial statements are presented in a format consistent with the consolidated financial statements presented in the March 2022 Annual Financial Report for Global Blue Group Holding AG under IAS 1 Presentation of Financial Statements, but this interim financial report contains condensed financial statements prepared in accordance with IAS 34, in that it does not include all of the notes that would be required in a complete set of financial statements. This interim financial report should be read in conjunction with the consolidated financial statements for Global Blue Group Holding AG for the year ended March 31, 2022.
Significant accounting policies
The estimation process and significant accounting policies are consistent with those applied in the annual financial statements.
A number of amended standards became applicable for the current reporting period. The group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.
Revision of prior period financial statements
In connection with the second amendment of the CEO’s employment agreement (refer to Note 11), resulting in the modification of certain terms within its share option plan (SOP) and restricted share awards (RSA), the Group identified an error in the valuation at grant date of its 2019 and 2020 SOP & RSA grants. As a result of this error the comparative period has been revised in the condensed consolidated financial statements and the related notes.
The Group identified an error with respect to the valuation at grant date of its SOP and RSA plans related to the underlying mechanics of the model as well as the calculation of the expected volatility assumption and the grant date determination. As a result, the share-based compensation expense and equity were understated.
Management evaluated the effect of the error to its previously issued consolidated financial statements in accordance with IAS 8 – Accounting Policies, Accounting Estimates and Errors (“IAS 8”). Based upon quantitative and qualitative factors, Management has determined that the error was not material to any of the prior annual and interim period consolidated financial statements, and therefore, amendments of previously filed reports were not required. However, Management determined that the impact of the correction would be material to record within the three and six-month periods ended September 30, 2022. As such, the revision for the correction is reflected in the financial information of the applicable prior periods in this Form 6-K and disclosure of the revised amounts on other prior periods will be reflected in future filings containing the applicable period. Correction of the error resulted in a cumulative correction to opening retained earnings as of April 1, 2021 of EUR1.1 million.
The following tables present the effect of the aforementioned revision on the Group’s condensed consolidated statement of financial position, condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of cash flows and condensed consolidated statement of changes in equity.

Revision to Consolidated Income Statement

	Three months ended September 30			Six months ended September 30
(EUR thousand)	2021			2021
	As previously reported	Adjustments	Revised	As previously reported	Adjustments	Revised
Operating expenses	(23,328)	(635)	(23,963)	(90,979)	(1,387)	(92,366)
Operating (Loss) / Profit	7,883	(635)	7,248	(43,045)	(1,387)	(44,432)
(Loss) / Profit before tax	1,802	(635)	1,167	(55,589)	(1,387)	(56,976)
Income tax benefit / (expense)	4,384	112	4,496	10,322	356	10,678
(Loss) / Profit for the period	6,186	(523)	5,663	(45,267)	(1,031)	(46,298)
(Loss) / Profit attributable to:
Owners of the parent	5,753	(523)	5,230	(45,661)	(1,031)	(46,692)
Non-controlling interests	433	—	433	394	—	394
(Loss) / Profit for the period	6,186	(523)	5,663	(45,267)	(1,031)	(46,298)
			—			—
Basic and diluted (loss) / profit per ordinary share	0.03	—	0.03	(0.23)	(0.01)	(0.24)
Basic and diluted (loss) / profit per preference share	0.03	—	0.03	(0.23)	(0.01)	(0.24)

Revision to Consolidated Statement of Comprehensive Loss

	Three months ended September 30			Six months ended September 30
(EUR thousand)	2021			2021
	As previously reported	Adjustments	Revised	As previously reported	Adjustments	Revised
			—			—
Profit / (Loss) for the period	6,186	(523)	5,663	(45,267)	(1,031)	(46,298)

Total comprehensive income / (loss) for the period	6,023	(523)	5,500	(46,845)	(1,031)	(47,876)

Attributable to:
Owners of the parent	5,636	(523)	5,113	(47,109)	(1,031)	(48,140)
Non-controlling interest	387	—	387	264	—	264
Total comprehensive income / (loss) for the period	6,023	(523)	5,500	(46,845)	(1,031)	(47,876)

Revision to Consolidated Statement of Financial Position

	As of March 31
(EUR thousand)	2022
	As previously reported	Adjustments	Revised
EQUITY AND LIABILITIES

Equity attributable to owners of the parent
Share capital	1,907		1,907
Share premium	1,634,469		1,634,469
Other equity	(10,179)		(10,179)
Other reserves	(968,793)	3,038	(965,755)
Accumulated losses	(848,929)	(3,038)	(851,967)
	(191,525)	—	(191,525)
Non-controlling interests	5,732	—	5,732

Total equity	(185,793)	—	(185,793)

Revision to Consolidated Statement of Cash Flows

	Six months ended September 30
(EUR thousand)	2021
	As previously reported	Adjustments	Revised
Loss before tax	(55,589)	(1,387)	(56,976)
Other non-cash items	(19,553)	1,031	(18,522)
Changes in working capital	(55,315)	356	(54,959)
Net cash from / (used in) operating activities (A)	(81,507)	—	(81,507)

Revision to Consolidated Statement of Changes in Equity
	Six months ended September 30, 2021
	As previously reported					Adjustments					Revised
(EUR thousand)	Equity settled shared based payments	Accumulated losses	Equity	Non-controlling interests	Total equity	Equity settled shared based payments	Accumulated losses	Equity	Non-controlling interests	Total equity	Equity settled shared based payments	Accumulated losses	Equity	Non-controlling interests	Total equity
Balance as of March 31, 2021	43,871	(753,692)	(107,369)	6,779	(100,590)	—	—	—	—	—	43,871	(753,692)	(107,369)	6,779	(100,590)
Adjustment	—	—	—	—	—	1,097	(1,097)	—	—	—	1,097	(1,097)	—	—	—
Balance as of April 1, 2021	43,871	(753,692)	(107,369)	6,779	(100,590)	1,097	(1,097)	—	—	—	44,968	(754,789)	(107,369)	6,779	(100,590)
Loss for the period	—	(45,661)	(45,661)	394	(45,267)	—	(1,031)	(1,031)	—	(1,031)	—	(46,692)	(46,692)	394	(46,298)
Total comprehensive income / (loss)	—	(45,661)	(47,109)	264	(46,845)	—	(1,031)	(1,031)	—	(1,031)	—	(46,692)	(48,140)	264	(47,876)
Employee share schemes	1,200	—	1,200	—	1,200	1,031	—	1,031	—	1,031	2,231	—	2,231	—	2,231
Total contribution by and distribution to owners of the parent, recognized directly in Equity	1,200	—	1,200	—	1,200	1,031	—	1,031	—	1,031	2,231	—	2,231	—	2,231
Balance as of September 30, 2021	45,071	(799,354)	(153,279)	7,043	(146,236)	2,128	(2,128)	—	—	—	47,199	(801,482)	(153,279)	7,043	(146,236)

NOTE 3    Significant changes in current reporting period

Information about the business
During the three and six months ended September 30, 2022, the Company has been able to maintain the same level of material merchants and acquirers when compared to March 31, 2022. Similarly, during the same period, there have been no changes in the list of countries in which the company operates.
Seasonality
The typical TFSS business is subject to predictable seasonality because a significant part of the business serves the leisure segment of the travel industry, which is particularly active during the summer holiday season for Chinese (during pre-Covid-19 periods), Russian (before the invasion in Ukraine) and US tourists. In addition, during recent years, this has also coincided with post-Ramadan travel by Gulf Cooperation Council shoppers. The second half of Global Blue’s financial year typically sees upticks in travel and shopping due to specific events that are more dispersed, such as the Chinese National Day (“Golden Week”) in October, Christmas / New Year in December, and Chinese New Year in February.
All in all, this drives a degree of seasonality in the net working capital needs, with working capital needs increasing gradually during the first half of the financial year, which then unwinds in the second half of the financial year.
The AVPS business, which serves both seasonal shoppers and regular travelers, is more protected from the seasonal variations driven by traditional holiday periods and as a result does not have a distinct seasonality profile.
The CRTS segment is currently composed of ZigZag Global and Yocuda; ZigZag has a soft seasonal curve skewed towards November and December, underpinned by Black Friday and Christmas shopping peaks. Yocuda is not exposed to any material seasonal cycles given its core revenue is less exposed to the number of eReceipts it issues and more to the number of shops it serves.
Hyperinflation in Turkey
Turkey became a hyperinflationary economy during the six months ended September 30, 2022. Hyperinflationary accounting has been applied from April 1, 2022, with monetary gains and losses recognized in operating expenses. The impact of applying hyperinflationary accounting was not material to the Group’s accounts.
COVID-19 Considerations
Impact on Global Blue
The Company’s results of operations for the three and six month periods ended September 30, 2022 continue to reflect the impact of the COVID-19 outbreak which started to affect the business since February 2020; nevertheless, during the three and six month periods ended September 30, 2022 the transaction volumes for the TFSS and AVPS businesses have significantly recovered when compared to the same periods last year, but remain impacted by COVID-19 travelling restrictions in principal origin countries such as China. More specifically, when looking at the revenue levels compared to the same periods during the financial year 2019-2020 (pre-COVID) and neutralizing the effect of acquisitions, the Group has observed a noticeable recovery, with the revenue (excluding CRTS) decline for the three and six month periods ended September 30, 2022 being 38.9% and 42.9% when compared to the respective periods in 2019.
Liquidity and Capital Resources
In terms of liquidity and capital resources, the Company requires and continues needing significant cash resources to, among others, fund its working capital requirements, make capital expenditures, meet debt service requirements and interest payments under its indebtedness, fund general corporate uses, and expand its business through acquisitions. Future capital requirements will depend on many factors, such as the pace at which government policies change (i.e., new TFS countries, reduction in minimum purchase amounts), spending on product roll-out, and changes in consumer demand linked to relative foreign exchange movements. The Company has made no firm commitments with respect to future investments. During the six months ended September 30, 2022, the Company obtained EUR215.2 million (USD225.0 million) of additional funding (see Note 10), which is being used to serve the aforementioned purposes; in parallel, in April 2022 the Company withdrew USD20.0 million (EUR18.0 million) of the Supplemental Liquidity Facility (“SLF”), followed by a second withdrawal of USD45.0 million (EUR41.4 million), both to fund working capital needs. In addition, as of September 30, 2022, and as per Note 12, USD10.0 million (EUR10.3 million) remains undrawn. Management believes that the combination of its cash and cash equivalents, the SLF, local credit lines and the aforementioned proceeds from the capital increase described in Note 10, will be sufficient to meet liquidity needs and fund necessary capital expenditure for at least the next 12 months from the date these financial statements have been authorized for issuance.
We and our affiliates may from time to time seek to repurchase or retire our outstanding equity and/or debt securities or our outstanding loans through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions, and tender offers or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity, contractual restrictions and other factors. The amounts involved may be material.

NOTE 4    Segment information

The Company has determined the operating segments based on the reports reviewed by the Executive Committee (ExCom) for the purposes of allocating resources and assessing the performance of the Group.
The ExCom consists of the chief executive officer (the “CEO”), chief financial officer, senior vice president marketing, communications & customer value creation, senior vice president new markets, public affairs & chief operating officer Americas, senior vice president added-value payment solutions, chief operating officer south Europe, chief operating officer Asia Pacific & Central Europe, chief technology officer, general counsel & company secretary, senior vice president strategy & chief product officer, chief operating officer north & central Europe & global accounts, senior vice president operations and senior vice president & global human resources director.
Management considers the business from a product perspective; the performance of the Tax Free Shopping Services (TFSS), Added-Value Payment Solutions (AVPS) and Complementary Retail Tech Solutions (CRTS) product groups are separately considered.
The ExCom assesses the performance of the operating segments based on the measures of Revenue and Adjusted EBITDA at the segment level with the adjusted EBITDA assessed after non-allocated central costs.
The measures used by the ExCom to monitor the performance of the Group's operating segments do not include all costs in the IFRS consolidated income statement. Costs for central functions such as marketing, sales, technology, finance and HR, depreciation, amortization, impairment income / expense, and net finance costs are not allocated to segments. As a result, the ExCom monitors the development of adjusted EBITDA presented in the consolidated management accounts.
The segment information provided to the ExCom for the reportable segments is as follows:

Six months ended September 30, 2022
(EUR thousand)
	Note	TFSS	AVPS	CRTS	Central costs	Total
Revenue		102,062	27,915	8,051	—	138,029
Operating expenses (1)		(43,048)	(14,607)	(9,742)	(37,992)	(105,388)
Adjusted EBITDA		59,015	13,308	(1,691)	(37,992)	32,641
Depreciation and amortization (2)	5					(30,217)
Exceptional items	5					(7,301)
Operating Loss						(4,877)

Three months ended September 30, 2022
(EUR thousand)
	Note	TFSS	AVPS	CRTS	Central costs	Total
Revenue		62,505	15,331	4,075	—	81,910
Operating expenses (1)		(23,976)	(7,847)	(5,029)	(19,261)	(56,114)
Adjusted EBITDA		38,529	7,483	(955)	(19,261)	25,796
Depreciation and amortization (2)	5					(12,658)
Exceptional items	5					(11,085)
Operating Profit						2,053

Six months ended September 30, 2021
(EUR thousand)
	Note	TFSS	AVPS	CRTS	Central costs	Total
Revenue		32,131	10,145	5,658	—	47,934
Operating expenses (1)		(19,575)	(5,266)	(7,453)	(26,743)	(59,037)
Adjusted EBITDA		12,556	4,879	(1,795)	(26,743)	(11,103)
Depreciation and amortization (2)	5					(50,172)
Exceptional items	5					16,843
Operating Loss						(44,432)

Three months ended September 30, 2021
(EUR thousand)
	Note	TFSS	AVPS	CRTS	Central costs	Total
Revenue		23,016	5,295	2,900	—	31,211
Operating expenses (1)		(11,301)	(2,261)	(4,025)	(14,050)	(31,637)
Adjusted EBITDA		11,715	3,034	(1,125)	(14,050)	(426)
Depreciation and amortization (2)	5					(22,090)
Exceptional items	5					29,764
Operating Profit						7,248
(1)Operating expenses excluding Depreciation and Amortization and Exceptional items.
For the six months ended September 30, 2022 fixed costs amounted to EUR70.7 million (EUR47.7 million for the six months ended September 30, 2021) and variable costs amounted to EUR34.7 million (EUR11.4 million for the six months ended September 30, 2021). Fixed personnel costs amounted to EUR47.5 million (EUR34.0 million for the six months ended September 30, 2021) and fixed non personnel costs amounted to EUR23.2 million (EUR13.7 million for the six months ended September 30, 2021).
For the three months ended September 30, 2022 fixed costs amounted to €36.3 million (EUR24.9 million for the three months ended September 30, 2021) and variable costs amounted to €19.7 million (EUR6.7 million for the three months ended September 30, 2021). Fixed personnel costs amounted to €23.4 million (EUR16.5 million for the three months ended September 30, 2021) and fixed non personnel costs amounted to €12.9 million (EUR8.4 million for the three months ended September 30, 2021).
(2)Depreciation and amortization include amortization of intangible assets acquired through business combinations.

NOTE 5    Profit and loss information

(EUR thousand)	Three months ended September 30		Six months ended September 30
Expenses by nature	2022	2021	2022	2021
Employee benefit expenses	(30,219)	(20,899)	(58,834)	(42,557)
Depreciation and amortization	(12,658)	(22,090)	(30,217)	(50,172)
Agent costs	(16,467)	(3,524)	(28,248)	(5,873)
IT costs	(3,694)	(3,497)	(6,980)	(5,447)
Auditors, lawyers and consultants	(2,597)	(2,452)	(4,776)	(5,183)
Advertising and promotion	(3,010)	(2,420)	(5,779)	(4,495)
Travel, entertainment, office and rental cost	(1,215)	(567)	(2,290)	(934)
Change in fair value of warrants and put options	(1,927)	24,484	5,013	13,735
Other operating income / (expense)	(8,070)	7,002	(10,795)	8,560
Total operating expenses	(79,857)	(23,963)	(142,906)	(92,366)
The depreciation of property, plant and equipment includes depreciation related to the right of use assets, while the amortization of intangible assets predominantly sources from assets recognized in the process of the purchase price allocation during the 2012 acquisition of Global Blue by Silver Lake and Partners Group. The amortization period for customer relationships related to key accounts and national accounts acquired in 2012 ended on July 31, 2021.
For the three and six months ended September 30, 2022 agent costs referring to merchant acquiring fees have increased as a consequence of the overall business recovery. In addition, they include all costs paid to carriers, representing the main operational cost of the CRTS business segment.

Exceptional items
Exceptional items consist of items which the board considers as not directly related to ordinary business operations and which are not included in the assessment of management performance and can be analyzed as follows:

(EUR thousand)		Three months ended September 30		Six months ended September 30
Exceptional items	Note	2022	2021	2022	2021
Business restructuring expenses		(3,614)	(880)	(3,934)	(897)
Corporate restructuring expenses		(402)	(8)	(523)	(80)
Monitoring fee (including Directors fee)		(40)	(40)	(80)	(80)
Impairment		3	(60)	(567)	(159)
Net sales of assets loss		(178)	(35)	(168)	(34)
Share based payments		(4,033)	(945)	(5,783)	(2,232)
Change in fair value of warrants and put options	14	(1,927)	21,972	5,013	11,223
Other exceptional items		(895)	9,761	(1,260)	9,101
Total		(11,085)	29,764	(7,301)	16,843
Business restructuring expenses
For the three and six months ended September 30, 2022 business restructuring expenses correspond primarily to the loss arising from the sale of our TFSS business in Russia, and related deconsolidation.

Share-based payments
For the three and six months ended September 30, 2022 share-based payments represent the expenses predominantly for share options and restricted share grants issued within the framework of the MIP adopted in November 2020, and the share options issued as part of the 2019 Employee Share Option Plan, and include the impact of the second amendment to the employment agreement of the Company’s CEO, as described in further detail in Note 11.
Change in fair value of warrants and put options
For the three months ended September 30, 2022, EUR(1.5) million of change in the fair value corresponds to the loss associated with the warrant liabilities (EUR24.5 million for the three months ended September 30, 2021) and to the impact of the change in the fair value of the put options out of which EUR(0.1) million relates to ZigZag (EUR(0.6) million for the three months ended September 30, 2021), and EUR(0.3) million to Yocuda (EUR(2.0) million for the three months ended September 30, 2021).
For the six months ended September 30, 2022, EUR2.1 million of change in the fair value corresponds to the gain associated with the warrant liabilities (EUR13.7 million for the six months ended September 30, 2021) and to the impact of the change in the fair value of the put options out of which EUR2.1 million relates to ZigZag (EUR(0.6) million for the six months ended September 30, 2021), and EUR0.8 million to Yocuda (EUR(2.0) million for the six months ended September 30, 2021); for further details please refer to Note 14.
Net finance costs
For the three months ended September 30, 2022 the EUR14.2 million (EUR7.2 million for the three months ended September 30, 2021) of finance costs predominantly comprise of EUR6.5 million of bank borrowings and amortization of related capitalized borrowing fees (EUR5.6 million for the three months ended September 30, 2021), EUR3.8 million of other financial expenses being mainly forward trading exchange losses (EUR0.7 million for the three months ended September 30, 2021), and EUR3.7 million of net foreign exchange losses (EUR0.8 million for the three months ended September 30, 2021). These are partially offset by EUR0.3 million of net foreign exchange gains (nil for the three months ended September 30, 2021) and EUR0.1 million of interest income on bank deposits (EUR0.1 million for the three months ended September 30, 2021).
For the six months ended September 30, 2022 the EUR24.4 million (EUR13.7 million for the six months ended September 30, 2021) of finance costs predominantly comprise of EUR12.4 million of bank borrowings and amortization of related capitalized borrowing fees (EUR11.1 million for the six months ended September 30, 2021), EUR3.4 million of other financial expenses being mainly forward trading exchange losses (EUR1.3 million for the six months ended September 30, 2021), and EUR8.4 million of net foreign exchange losses (EUR1.0 million for the six months ended September 30, 2021); these are partially offset by EUR0.3 million of net foreign exchange gains (nil for the six months ended September 30, 2021) and EUR0.2 million of interest income on bank deposits (EUR0.1 million for the six months ended September 30, 2021).
Income tax

(EUR thousand)	Three months ended September 30		Six months ended September 30
Income tax	2022	2021	2022	2021
Current income tax expense	(2,662)	(1,323)	(3,744)	(1,531)
Adjustment in respect of current income tax of previous periods	3,162	1,177	3,587	975
Deferred tax benefit	78	4,642	2,795	11,234
Income tax benefit reported in the income statement	579	4,496	2,639	10,678
The adjustment in respect of current income tax of previous periods for the three and six months ended September 30, 2022 contains a benefit of EUR3.2 million resulting from the reversal of a previously recorded uncertain tax position based on the final tax assessment received from the German authorities.

NOTE 6    Earnings per share

(EUR thousand)	Three months ended September 30		Six months ended September 30
Earnings per share	2022	2021	2022	2021
(Loss) / Profit from continuing operations attributable to the owners of the parent	(11,729)	5,230	(26,927)	(46,692)
(Loss) / Profit from continuing operations attributable to the owners of the parent attributable to ordinary shares	(9,725)	4,761	(23,147)	(42,503)
(Loss) / Profit from continuing operations attributable to the owners of the parent attributable to preference shares	(2,004)	469	(3,780)	(4,189)
Weighted average number of basic and diluted ordinary shares outstanding (thousand)	188,546	179,449	184,818	179,449
Weighted average number of basic and diluted preference shares outstanding (thousand)	38,861	17,684	30,182	17,684
Basic earnings / (loss) per ordinary share	(0.05)	0.03	(0.13)	(0.24)
Basic earnings / (loss) per preference share	(0.05)	0.03	(0.13)	(0.24)
(Loss) / Profit from continuing operations attributable to the owners of the parent	(11,729)	5,230	(26,927)	(46,692)

(Loss) / Profit from continuing operations attributable to the owners of the parent attributable to ordinary shares	(9,725)	4,761	(23,147)	(42,503)
(Loss) / Profit from continuing operations attributable to the owners of the parent attributable to preference shares	(2,004)	469	(3,780)	(4,189)
Weighted average number of diluted ordinary shares outstanding (thousand)	188,546	179,704	184,818	179,449
Weighted average number of diluted preference shares outstanding (thousand)	38,861	17,684	30,182	17,684
Diluted earnings / (loss) per ordinary share	(0.05)	0.03	(0.13)	(0.24)
Diluted earnings / (loss) per preference share	(0.05)	0.03	(0.13)	(0.24)
Basic
Basic earnings per share are calculated by dividing the profit or loss attributable to owners of the parent (i.e. equity shareholders of the Company) by the weighted average number of basic ordinary/preference shares outstanding at the end of the period.
For the six months ended September 30, 2021, 5.9 million preference shares were excluded from the basic earnings per preference share calculation, as these shares were held by the Company in order to be cancelled. The preference shares were approved for cancellation at the General Meeting held on September 15, 2021 and were cancelled in December 2021.
Diluted
Diluted earnings per share are calculated by dividing the profit or loss attributable to owners of the parent (i.e. equity shareholders of the Company) by the weighted average number of diluted ordinary/preference shares outstanding at the end of the period.
The Company has excluded 10.1 million (8.6 million for the six months ended September 30, 2021) ordinary shares from the diluted earnings per ordinary share calculation, as the impact of the shares are considered anti-dilutive for the six months ended September 30, 2022 and September 30, 2021 respectively. The ordinary shares relate to the Management Incentive Plan and are potentially dilutive instruments.
The Company had no (0.3 million for the three months ended September 30, 2021) dilutive ordinary shares during the three months ended September 30, 2022.
The 30,735,950 outstanding warrants as of September 30, 2022 and September 30, 2021 are considered as anti-dilutive.

NOTE 7    Intangible assets

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Other intangible assets	Software	Total
Opening balance as of April 1, 2022	487,685	46,025	669,145	10,247	144,224	1,357,326
Additions	—	—	617	454	10,435	11,506
Disposals	—	—	—	—	(971)	(971)
Exchange differences	(3,642)	(15)	(37)	(83)	(638)	(4,415)

Accumulated acquisition values	484,043	46,010	669,725	10,618	153,050	1,363,446

Opening balance as of April 1, 2022	—	(21,624)	(653,403)	(8,347)	(83,916)	(767,290)
Amortization	—	(1,118)	(11,495)	(358)	(9,761)	(22,732)
Disposals	—	—	—	—	598	598
Exchange differences	—	—	9	71	300	380
Accumulated amortization	—	(22,742)	(664,889)	(8,634)	(92,779)	(789,044)

Opening balance as of April 1, 2022	(2,063)	—	—	(498)	(3,449)	(6,010)
Impairment	—	—	—	—	(63)	(63)
Disposals	—	—	—	—	10	10
Exchange differences	(82)	—	—	—	8	(74)
Accumulated impairment	(2,145)	—	—	(498)	(3,494)	(6,137)

Net book value as of September 30, 2022	481,898	23,268	4,836	1,486	56,777	568,265

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Other intangible assets	Software	Total
Opening balance as of April 1, 2021	477,865	45,974	667,697	9,724	125,810	1,327,070
Acquisition of subsidiaries	7,829	—	—	—	1,236	9,065
Additions	—	—	673	367	8,138	9,178
Disposals	—	—	—	—	(40)	(40)
Reclassifications	—	—	—	94	(94)	—
Exchange differences	(1,552)	(54)	(128)	(93)	(1,247)	(3,074)
Accumulated acquisition values	484,142	45,920	668,242	10,092	133,803	1,342,199

Opening balance as of April 1, 2021	—	(19,387)	(606,140)	(7,338)	(62,891)	(695,756)
Amortization	—	(1,118)	(29,753)	(646)	(10,145)	(41,662)
Disposals	—	—	—	—	6	6
Exchange differences	—	—	33	39	895	967
Accumulated amortization	—	(20,505)	(635,860)	(7,945)	(72,135)	(736,445)

Opening balance as of April 1, 2021	(1,975)	—	—	(498)	(3,462)	(5,935)
Impairment	—	—	—	—	(262)	(262)
Reversal of impairment	—	—	—	—	95	95
Disposal	—	—	—	—	4	4

Exchange differences	5	—	—	—	3	8
Accumulated impairment	(1,970)	—	—	(498)	(3,622)	(6,090)

Net book value as of September 30, 2021	482,172	25,415	32,382	1,649	58,046	599,664

Goodwill
For the six months ended September 30, 2022, movements in goodwill allocated to the TFSS, and AVPS segments, and to the ZigZag and Yocuda businesses of the CRTS segment result solely from currency translation effects.
The impairment assessments performed as of March 31, 2022 are still considered valid and management did not identify any further impairment indicators during the period which would trigger an updated impairment test to be performed as of September 30, 2022.
Customer Relationships
As part of business combinations in 2012 and 2016, new intangibles were identified and collectively defined as customer relationship contracts. These customer relationships have been split across the operating segments as follows:

(EUR thousand)	As of September 30	As of March 31
Customer relationships	2022	2022	PPA initial valuation
TFSS	—	10,562	610,789
AVPS	2,016	2,112	44,256
Total	2,016	12,674	655,045
TFSS and AVPS Customer relationships contain different types of customers, categorized based on revenue and footprint or services offered. The expected economic life for the customer relationship contracts is between 9 and 20.5 years, driven by these varying types of customer relationships within the TFSS and AVPS operating segments and have been fully amortized by July 2022 or are expected to be fully amortized by September 2036, respectively.
Trademarks
Trademarks are classified as intangible assets either with a definite or indefinite useful life. As part of business combinations in 2012, when Silver Lake and Partners Group acquired Global Blue Group and in 2016, when Global Blue acquired Currency Select, new intangibles were identified and defined as trademarks. The fair value of trademarks was determined by calculating their value-in-use with the "Relief from Royalty" method. The assets will be fully amortized by July 2032.
Software
Software consists of IT software internally developed for TFSS and AVPS businesses and CRTS software, that has been acquired as part of the ZigZag and Yocuda acquisitions in the financial years ended March 31, 2021 and 2022, with an initial fair value of EUR5.2 million and EUR1.2 million, respectively. Both platforms are being amortized over a 5-year period. Additions to software during the six months ended September 30, 2022 mainly result from internally capitalized expenses related to “Business & Better”, an initiative to upgrade and release new functionalities to existing applications in order to meet new customer requirements and user needs.

NOTE 8     Trade receivables

The tables below detail the trade receivables balances as of September 30, 2022 and as of March 31, 2022:

As of September 30, 2022
(EUR thousand)
Trade receivables	Retailers	Authorities	Other	Total
Nominal value of outstanding trade receivables	193,356	43,770	2,774	239,900
Less: Loss allowance	(2,014)	—	(215)	(2,229)
Total	191,342	43,770	2,559	237,671

(EUR thousand)
Age analysis of net trade receivables per class	Retailers	Authorities	Other	Total
Trade receivables not yet due	159,681	43,332	1,787	204,800
Trade receivables overdue:
Up to 3 months	30,507	428	595	31,530
3 months - 6 months	817	—	142	959
More than 6 months	337	10	35	382
Total	191,342	43,770	2,559	237,671

As of March 31, 2022
(EUR thousand)
Trade receivables	Retailers	Authorities	Other	Total
Nominal value of outstanding trade receivables	73,969	24,815	3,813	102,597
Less: Loss allowance	(1,864)	—	(264)	(2,128)
Total	72,105	24,815	3,549	100,469

(EUR thousand)
Age analysis of net trade receivables per class	Retailers	Authorities	Other	Total
Trade receivables not yet due	61,878	24,532	1,966	88,376
Trade receivables overdue:
Up to 3 months	8,889	274	1,503	10,666
3 months - 6 months	744	—	39	783
More than 6 months	594	9	41	644
Total	72,105	24,815	3,549	100,469

The current trade receivables balances increased as of September 30, 2022, when compared to March 31, 2022, mostly driven by increased revenues between March, and September 2022, mainly in France, Italy, and Spain, and partially offset by shorter collection time in certain TFSS jurisdictions.

NOTE 9     Other current receivables

(EUR thousand)	As of September 30	As of March 31
Other current receivables	2022	2022
Input VAT	8,794	9,541
DCC receivables	17,829	7,763
Advances and deposits	3,993	3,482
Withholding taxes	2,455	2,247
Others	571	1,075
Government grants	1,268	1,726
Total	34,910	25,834
For both disclosed periods, DCC receivables include acquirer settlements (financial institutions that process credit or debit card payments on behalf of a merchant), with the increase being a combination of higher AVPS revenue between the two periods, and the effect of a new acquirer which has longer-than-standard settlement terms.

NOTE 10    Issued capital and reserves & Shareholders of Global Blue
Number of shares authorized and issued

	Six months ended September 30
Number of shares authorized and issued	2022				2021
	Ordinary shares	Preference shares A	Preference shares B	Total	Ordinary shares	Preference shares A	Total
Opening balance at April 1	192,534,962	17,788,512	—	210,323,474	187,534,962	23,717,989	211,252,951
Issuance of share capital Global Blue Group Holding A.G.	8,587,786	—	21,176,470	29,764,256	—	—	—
Issuance of treasury shares by Global Blue Group Holding A.G.	104,135	—	—	104,135	5,000,000	—	5,000,000
Closing balance as of September 30	201,226,883	17,788,512	21,176,470	240,191,865	192,534,962	23,717,989	216,252,951

	Three months ended September 30
Number of shares authorized and issued	2022				2021
	Ordinary shares	Preference shares A	Preference shares B	Total	Ordinary shares	Preference shares A	Total
Opening balance at July 1	201,226,883	17,788,512	21,176,470	240,191,865	187,534,962	23,717,989	211,252,951
Issuance of treasury shares by Global Blue Group Holding A.G.	—	—	—	—	5,000,000	—	5,000,000
Closing balance as of September 30	201,226,883	17,788,512	21,176,470	240,191,865	192,534,962	23,717,989	216,252,951

During the six months ended September 30, 2022, 8,587,786 ordinary shares and 21,176,470 preference shares series B, convertible into common shares, were issued in the parent company based on the investment agreement with CK Opportunities Fund I, LP, (“Certares”). Certares subscribed for and purchased the aforementioned shares for the amount of EUR215.2 million (USD225.0 million). The transaction costs and stamp duties amounting to EUR4.7 million have been deducted from other reserves in equity.
There were no changes in the number of the shares authorized and issued during three months ended September 30, 2022.
There were no other changes in the number of the shares authorized and issued during the six months ended September 30, 2021 and three months ended September 30, 2021, other than treasury shares.

Treasury shares

Six months ended September 30, 2022
Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares A	Total	Ordinary shares	Preference shares A	Total
Opening balance as of April 1, 2022	12,995,018	104,371	13,099,389	(9,297)	(882)	(10,179)
Issuance of treasury shares by Global Blue Group Holding A.G.	104,135	—	104,135	(1)	—	(1)
Vested RSA shares	(413,806)	—	(413,806)	4	—	4
Allocation of treasury shares to shareholders by Ocorian Ltd. (formerly Estera Trust (Jersey) Ltd.)	(1,189,977)	—	(1,189,977)	9,178	—	9,178
Closing balance as of September 30, 2022	11,495,370	104,371	11,599,741	(116)	(882)	(998)

Three months ended September 30, 2022
Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares A	Total	Ordinary shares	Preference shares A	Total
Opening balance as of July 1, 2022	13,099,153	104,371	13,203,524	(9,298)	(882)	(10,180)
Vested RSA shares	(413,806)	—	(413,806)	4	—	4
Allocation of treasury shares to shareholders by Ocorian Ltd. (formerly Estera Trust (Jersey) Ltd.)	(1,189,977)	—	(1,189,977)	9,178	—	9,178
Closing balance as of September 30, 2022	11,495,370	104,371	11,599,741	(116)	(882)	(998)
During the six months ended September 30, 2022, 104,135 ordinary shares were issued in the parent company and held initially in the custody of Global Blue Group II GmbH.
During the three months ended September 30, 2022, 104,135 ordinary shares were transferred to the custody of Ocorian Ltd. (formerly Estera Trust (Jersey) Ltd.) in exchange of 104,135 preference shares series A.
During the three months ended September 30, 2022, 413,806 ordinary shares were vested and transferred to the employees under the Company’s Restricted Share Award program. The shares were transferred out of the treasury shares held in custody of Global Blue Group II GmbH.
During the three months ended September 30, 2022, 1,189,977 ordinary shares were allocated by Ocorian Ltd. (formerly Estera Trust (Jersey) Ltd.) to to other employees, ex-employees and members of management.
During the three months ended September 30, 2022, 438 ordinary shares were acquired from Ocorian Ltd. (formerly Estera Trust (Jersey) Ltd.) and held as treasury shares by Global Blue Group II GmbH.

Six months ended September 30, 2021
Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares A	Total	Ordinary shares	Preference shares A	Total
Opening balance as of April 1, 2021	8,051,569	138,846	8,190,415	(8,877)	(1,246)	(10,123)
Conversion of shares	34,711	(34,711)	—	(366)	366	—
Acquisition of treasury shares	5,000,000	—	5,000,000	(46)	—	(46)
Closing balance as of September 30, 2021	13,086,280	104,135	13,190,415	(9,289)	(880)	(10,169)

Three months ended September 30, 2021
Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares A	Total	Ordinary shares	Preference shares A	Total
Opening balance as of July 1, 2021	8,086,280	104,135	8,190,415	(9,243)	(880)	(10,123)
Acquisition of treasury shares	5,000,000	—	5,000,000	(46)	—	(46)
Closing balance as of September 30, 2021	13,086,280	104,135	13,190,415	(9,289)	(880)	(10,169)
During the six months ended September 30, 2021 and three months ended September 30, 2021, 5,000,000 ordinary shares were issued in the parent company and held in trust of Global Blue Group II GmbH.
Shareholders of Global Blue Group Holding AG

	Shareholders of Global Blue Group Holding AG
	September 30, 2022
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants

Silver Lake and Affiliate~~s~~ (1)	97,258,598	11,970,487	109,229,085	47.8%	6,548,415
Partners Group and Affiliates (2)	40,129,828	4,939,137	45,068,965	19.7%	2,701,935
CK Opportunities Fund I, LP (4)	9,286,969	21,176,470	30,463,439	13.3%	—
Ant Group	12,500,000	—	12,500,000	5.5%	—
GB Directors, Executive Management & Other Employees	8,381,155	774,517	9,155,672	4.0%	516,317
Other Shareholders	22,174,963	—	22,174,963	9.7%	20,969,283
Total excl. GB Group	189,731,513	38,860,611	228,592,124	100.0%	30,735,950
GB Group	11,495,370	104,371	11,599,741		—
Total incl. GB Group	201,226,883	38,964,982	240,191,865		30,735,950

	Shareholders of Global Blue Group Holding AG
	March 31, 2022
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants

Silver Lake and Affiliates (1)	97,258,598	11,970,487	109,229,085	55.1%	6,548,415
Partners Group and Affiliates (2)	40,129,828	4,939,137	45,068,965	22.7%	2,701,935
Ant Group	12,500,000	—	12,500,000	6.3%	—
GB Directors, Executive Management & Other Employees	9,198,164	878,652	10,076,816	5.1%	516,317
Other Shareholders	21,539,634	—	21,539,634	10.8%	20,969,283
Total excl. GB Group	180,626,224	17,788,276	198,414,500	100.0%	30,735,950
GB Group	11,908,738	236	11,908,974		—
Total incl. GB Group	192,534,962	17,788,512	210,323,474		30,735,950

(1) - Corresponds to SL Globetrotter L.P.
(2) - Corresponds to Global Blue Holding LP (which is controlled by Silver Lake) and shares directly held by Partners Group
(3) - Excludes GB Group
(4) - Corresponds to Certares Opportunities LLC and Knighthead Opportunities Capital Management, LLC

Ordinary shares
During the six months ended September 30, 2022 there was no change in the conditions for the Ordinary shares.

Preference shares
Preference shares Series A
During the six months ended September 30, 2022, there was no change in the conditions for the Put/Call Options, redemption or liquidation of the Preference shares Series A.
Preference shares Series B
During the six months ended September 30, 2022, 21,176,470 Preference shares Series B (“Series B shares”) have been issued based on the investment agreement with CK Opportunities Fund I, LP, and these shares have the same voting and other rights as the common shares.
The holders of these shares are entitled to a non-cumulative dividend compounded annually and paid in kind, in the form of newly issued preference shares in an amount equal to 5% of the number of preference shares less any converted already and to be cancelled. This dividend is subject to the Board of Directors’ (the “BoD”) and shareholders’ approval.
In addition, the holders of these shares are entitled to the same dividend or distributions as on the common shares, if approved by the general meeting, calculated as if the preferred shares had been converted into common shares.
Based on the terms of the Series B shares, management has determined that they should be classified as equity.
Call Option
The Company has the right to exercise entirely at its discretion a call option following the 5th anniversary after the closing date. The Company has the discretion to redeem the options in cash or to convert to common shares on a 1:1 ratio.
Put Option
Upon a change of control, Certares has the right to:
•convert the preference shares into common shares on a cashless basis on a 1:1 ratio; or
•in the event of a tender offer or other change of control transaction, Certares must receive the same offer as Silver Lake and the other holders unless the Company or another shareholder makes Certares an equivalent offer. The Company has the option and not an obligation to make an equivalent offer to Certares.
Conversion right
The preferred shares may be converted into common shares at any time at the election of Certares from six months after the closing date.
Forced conversion
The Company has the right to acquire all or any portion of the preferred shares in exchange for common shares. This can be exercised in certain circumstances on or after the first anniversary of the closing date entirely at the discretion of the Company.
Redemption
The preferred shares are only redeemable at the Company’s option.
Liquidation

Each holder of preferred share is entitled to receive a liquidation preference equal to the higher of US$8.50 and the amount that such preferred share would have received had it been converted into a Common Share immediately prior to the liquidation.
During the three months ended September 30, 2022, there was no change in the conditions for the Put/Call Options, redemption or liquidation of the Preference shares Series B.
Warrants
During the six months ended September 30, 2022 and three months ended September 30, 2022, there was no change in the conditions for the Warrants.

NOTE 11    Share-based Payments
During the three months ended September 30, 2022, as part of Global Blue’s Management Incentive Plan (“MIP”), the board decided to issue a series of equity grants in the form of Global Blue restricted shares (RSAs); participation in this plan is at the board’s discretion and subject to the consent of the individual receiving the grant. In the same time, on September 14, 2022, the Nomination and Compensation Committee of the BoD (the “NCC”) approved the second amendment of the CEO’s employment agreement dated August 31, 2020, as amended on February 24, 2022, making certain amendments to the CEO’s share-based compensation.
Global Blue equity-settled restricted share grant - RSA 2022
On September 14, 2022, under the MIP, Global Blue granted 764,000 RSAs to its employees.
Under this plan, participants are granted Company’s ordinary shares if they remain in the employment of the Company, and certain market and non-market conditions are met.
As for the vesting period, 25% of the RSAs vest on August 28, 2023, 25% on August 28, 2024, 25% on August 28, 2025 and 25% on August 28, 2026.

Grant date	14/9/2022	14/9/2022	14/9/2022	14/9/2022
Vesting date	28/8/2023	28/8/2024	28/8/2025	28/8/2026
Share price at grant date (USD)	4.83	4.83	4.83	4.83
Number of shares	191,000	191,000	191,000	191,000
Risk free interest rate	4.2%	4.2%	4.0%	3.9%
Fair value per share (USD)	3.91	3.75	3.61	3.49
The estimated fair value is calculated based on the share price as at grant date, adjusted using the probability of achievement of the market-based performance conditions. The estimated fair value is based on the assumption that the service condition and non-market performance condition will be fully met. The model inputs were the share price at grant date of USD4.83, and the risk-free interest rate as stipulated in the table above. No dividend payments were considered in the fair value. At each reporting period during the vesting period, the Company reviews the non-market performance and service conditions and adjusts the number of shares expected to vest accordingly.
This plan is equity settled in accordance to IFRS2.
CEO MIP modification - SOP & RSA
As mentioned above, during three months ended September 30, 2022, the NCC approved the 2nd amendment of the CEO’s employment agreement, making certain amendments to the CEO’s share-based compensation and its conditions as follows:
RSA
Grant of 198,219 additional RSA shares, out of which 65,915 were granted and vested at the same time, and 132,304 will vest in the future. All the other terms of the RSA remained unaffected.
The share price at the date of the modification of USD4.83 has been considered in the valuation of the modified RSA plans, and the fair value has been calculated using the same models and principles as used in the original plans.

Number of shares
RSA plan	Vested in September, 2022			To vest in the future			Total
	Unconditional	Conditional	Total	Unconditional	Conditional	Total
RSA 2020	13,379	—	13,379	13,380	13,378	26,758	40,137
RSA 2021	7,132	3,566	10,698	21,396	21,393	42,789	53,487
RSAe 2021	41,838	—	41,838	62,757	—	62,757	104,595
Total	62,349	3,566	65,915	97,533	34,771	132,304	198,219

SOP
The strike price of the existing SOP grants has been adjusted as set forth below, while all the other terms of the SOPs remained unaffected.
The fair value of the modified SOP plans has been calculated using the same models and principles as used in the original plans.

Number of shares
Original Option Strike Price		New Option Strike Price		Vesting Period				Total
				2/15/2022	8/15/2022	8/15/2023	8/15/2024
US$	8.50	US$	6.42	335,155	111,718	223,437	223,437	893,747
US$	10.50	US$	8.42	283,594	94,531	189,063	189,063	756,251
US$	12.50	US$	10.42	232,031	77,344	154,688	154,688	618,751
US$	14.50	US$	12.42	180,469	60,156	120,313	120,313	481,251
Total				1,031,249	343,749	687,501	687,501	2,750,000
The above amendment of the terms of SOP and RSA plans have been considered as replacing the previous ones and therefore the modification accounting under IFRS2 has been applied.
The incremental fair value of the additional RSAs and modified SOPs granted and vested concurrently has been recognized as an expense at the date of modification.
The incremental fair value of the modified SOP and RSA plans related to the periods not yet vested at the date of modification will be recognized as an expense over the period from the date of modification to the vesting date.
The incremental fair value of the modified SOP and RSA amounts to EUR2.1 million, out of which EUR1.4 million has been recognized as expense at the date of modification and EUR0.7 million will be recognized as expense in future periods.

(EUR thousand)	Vested in September, 2022	Future periods	Total
RSA 2020	56	88	144
RSA 2021	45	98	143
RSAe 2021	175	260	435
SOP 2020	1,075	279	1,354
Total	1,351	725	2,076
Reconciliation of the outstanding RSA shares
The following tables shows the RSAs granted and outstanding at the beginning and end of each of the three and six months ended September 30, 2022:

Number of shares (thousands)	Six months ended September 30
	2022	2021
As of April 1	1,674	475
Granted during the period	962	—
Vested and released during the period	(414)	—
Forfeited during the period	(72)	—
Changes due to leavers and non-market conditions	—	(31)
As of September 30	2,150	444
Weighted average fair value (USD)	5.37	7.36

Number of shares (thousands)	Three months ended September 30
	2022	2021
As of July 1	1,672	475
Granted during the period	962	—
Vested and released during the period	(414)	—
Forfeited during the period	(70)	—
Changes due to leavers and non-market conditions	—	(31)
As of September 30	2,150	444
Weighted average fair value (USD)	5.37	7.36
The estimated fair value of the RSA plans is calculated based on the share price as at grant date, adjusted using the probability of achievement of the market-based performance conditions. The estimated fair value is based on the assumption that the service condition and non-market performance condition will be fully met. The model inputs were the share price at grant date and the risk free interest rate as stipulated in the table below. No dividend payments were considered in the fair value.

	RSA 2020 NED			RSA 2020				RSAe 2021
Grant date	23/10/2020	23/10/2020	23/10/2020	23/10/2020	23/10/2020	23/10/2020	23/10/2020	12/10/2021	12/10/2021
Vesting date	5/3/2022	5/9/2022	5/9/2023	5/3/2022	5/9/2022	5/9/2023	5/9/2024	5/9/2022	5/9/2023
Share price at grant date (USD)	8.64	8.64	8.64	8.64	8.64	8.64	8.64	6.60	6.60
Risk free interest rate	0.14%	0.17%	0.22%	0.14%	0.17%	0.23%	0.31%	0.10%	0.21%
Fair value per share (USD)	8.62	8.61	8.58	7.28	7.27	7.25	7.21	6.59	6.57

	RSA 2021				RSA 2022
Grant date	12/10/2021	12/10/2021	12/10/2021	12/10/2021	14/9/2022	14/9/2022	14/9/2022	14/9/2022
Vesting date	5/9/2022	5/9/2023	5/9/2024	5/9/2025	28/8/2023	28/8/2024	28/8/2025	28/8/2026
Share price at grant date (USD)	6.60	6.60	6.60	6.60	4.83	4.83	4.83	4.83
Risk free interest rate	0.10%	0.21%	0.40%	0.62%	4.23%	4.21%	4.03%	3.90%
Fair value per share (USD)	5.47	5.46	5.42	5.35	3.91	3.75	3.61	3.49
Reconciliation of the outstanding SOPs

	Six months ended September 30
	2022		2021
	Average exercise price per share option (USD)	Number of options (thousands)	Average exercise price per share option (USD)	Number of options (thousands)
As of April 1	10.98	7,980	10.98	8,457
Forfeited during the period	11.00	(18)	—	—
Changes due to leavers and non-market conditions	—	—	10.98	(111)
As of September 30	10.26	7,962	10.98	8,346
Vested and exercisable as of September 30	10.92	1,147	—	—

	Three months ended September 30
	2022		2021
	Average exercise price per share option (USD)	Number of options (thousands)	Average exercise price per share option (USD)	Number of options (thousands)
As of July 1	10.26	7,980	10.98	8,457
Forfeited during the period	11.00	(18)	—	—
Changes due to leavers and non-market conditions	—	—	10.98	(111)
As of September 30	10.26	7,962	10.98	8,346
Vested and exercisable during the period	11.00	916	—	—
The fair value of the SOP plans is calculated using a binomial option pricing model. The model inputs were:

	2019 SOP
Fair value at grant date (USD)	1.59	1.59
Share price at grant date (USD)	10.59	10.59
Vesting date	24/6/2022	23/6/2024
Exercise price (USD)	10.59	10.59
Expected volatility	25%	25%
Risk free interest rate	1.91%	1.91%

	2020 SOP
Fair value at grant date (USD)	1.54	1.54	1.52	1.49	0.96	0.96	0.96	0.95
Share price at grant date (USD)	8.64	8.64	8.64	8.64	8.64	8.64	8.64	8.64
Vesting date	5/3/2022	5/9/2022	5/9/2023	5/9/2024	5/3/2022	5/9/2022	5/9/2023	5/9/2024
Exercise price (USD)	8.50	8.50	8.50	8.50	10.50	10.50	10.50	10.50
Expected volatility	21.50%	21.50%	21.50%	21.50%	21.50%	21.50%	21.50%	21.50%
Risk free interest rate	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%

	2020 SOP
Fair value at grant date (USD)	0.61	0.61	0.61	0.61	0.39	0.39	0.39	0.39
Share price at grant date (USD)	8.64	8.64	8.64	8.64	8.64	8.64	8.64	8.64
Vesting date	5/3/2022	5/9/2022	5/9/2023	5/9/2024	5/3/2022	5/9/2022	5/9/2023	5/9/2024
Exercise price (USD)	12.50	12.50	12.50	12.50	14.50	14.50	14.50	14.50
Expected volatility	21.50%	21.50%	21.50%	21.50%	21.50%	21.50%	21.50%	21.50%
Risk free interest rate	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%	0.50%
Due to the limited history of the company’s publicly traded shares, the volatility for SOP plans was calculated based on the historical share price volatility of a peer group which consists of similar publicly traded companies. This list of peers was selected from the peer group which was jointly defined by FPAC management and Global Blue management for the purpose of business valuation prior to the business reorganization.

NOTE 12    Loans and borrowings

(EUR thousand)		As of September 30	As of March 31
Interest-bearing loans and borrowings from credit institutions	Note	2022	2022
Long-term financing - Senior debt facility		630,000	630,000
Capitalized financing fees - Senior debt facility		(5,541)	(6,446)
Revolving Credit Facility (RCF)		99,000	99,000
Supplemental Liquidity Facility (SLF)		66,969	—
Bank and other overdraft		915	676
Total		791,343	723,230
Short-term portion		915	676
Long-term portion		790,428	722,554
Total		791,343	723,230

The fair values are not materially different to their principal amounts, since the interest payable of the Senior debt facility and the RCF is close to current market rates, and the bank overdraft is of a short-term nature.
A significant difference between the carrying value and the fair value was identified for the following instrument as of September 30, 2022:

(EUR thousand)	As of September 30, 2022
	Carrying value	Fair value	Effective interest
Supplemental Liquidity Facility (SLF)	66,969	63,394	2.75%
The fair value of SLF has been estimated by discounting future cash flows using the current interest rate. The fair value has been measured using unobservable inputs (level 3) in line with the fair value hierarchy.
Security
First-ranking security has been provided in favor of the lenders under the new Senior Facilities Agreement (“SFA”). This security includes pledges on the assets of material subsidiaries of the Company at the time of the conclusion of the transaction to the extent legally permitted and operationally practical. All debt being issued under the SFA ranks pari-passu.

(EUR thousand)	As of September 30	As of March 31
Security	2022	2022
Pledge of shares of consolidated companies (net equity in subsidiaries)	146,383	163,029
Pledge of trade receivables, other current receivables, prepaid expenses and income tax receivable	35,727	48,617
Pledge of cash in hand	22,956	6,913
Supplemental Liquidity Facility (“SLF”)
In connection with the closing of the merger and listing, certain pre-transaction shareholders put in place a USD75.0 million (EUR77.3 million) SLF. The SLF is repayable in full latest as of February 28, 2024, with a 2.75% fixed interest rate. On April 1, 2022 the Company withdrew USD20.0 million (EUR18.0 million) of the SLF which was soon followed by a second withdrawal of USD45.0 million (EUR41.4 million) on April 19,

2022, both to fund working capital needs. As of September 30, 2022, USD10.0 million (EUR10.3 million) remains undrawn.
Bank and other overdrafts
Local credit facilities are available in certain jurisdictions and are limited to EUR8.2 million (EUR8.4 million as of March 31, 2022) as of September 30, 2022, of which EUR0.1 million was drawn as of September 30, 2022 (nil as of March 31, 2022). The remaining outstanding balance of EUR0.8 million (EUR0.6 million as of March 31, 2022) relates to payables under a factoring agreement. The local credit facilities may be subjected to restrictions.
Revolving Credit Facilities
The total drawings under the RCF as of September 30, 2022 were EUR99.1 million (EUR99.1 million as of March 31, 2022). As of September 30, 2022, Global Blue does not intend to repay the cash drawings under the RCF within the next 12 months.

NOTE 13    Accrued liabilities

As of September 30, 2022 accrued liabilities primarily comprise of EUR19.3 million of salaries and bonuses to be paid out subsequently (EUR20.2 million as of March 31, 2022), auditors and lawyers fees EUR3.2 million (EUR5.5 million as of March 31, 2022), and interest on external loans EUR3.0 million (EUR1.8 million as of March 31, 2022).

NOTE 14    Fair value measurement of financial instruments

The table below sets out the Group’s financial assets and financial liabilities measured and recognized at fair value as of September 30, 2022 and March 31, 2022 on a recurring basis, including their levels in the fair value hierarchy.

As of September 30, 2022
(EUR thousand)
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through OCI
- Other investments	—	—	5,707	5,707
Financial assets at fair value through profit or loss
- Other current receivables - Derivative financial instruments	—	38	—	38
Total assets	—	38	5,707	5,745

Liabilities
Financial liabilities at fair value through profit or loss
- Other non-current financial liabilities - Put options	—	—	11,775	11,775
- Warrant liabilities - Public warrants	6,265	—	—	6,265

- Warrant liabilities - Private warrants	—	3,699	—	3,699
- Other current liabilities - Derivative financial instruments	—	228	—	228
Total liabilities	6,265	3,927	11,775	21,967

As of March 31, 2022
(EUR thousand)
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through OCI
- Other investments	—	—	3,881	3,881
Total assets	—	—	3,881	3,881
Liabilities
Financial liabilities at fair value through profit or loss
- Other non-current financial liabilities - Put options	—	—	15,419	15,419
- Warrant liabilities - Public warrants	7,539	—	—	7,539
- Warrant liabilities - Private warrants	—	4,512	—	4,512
- Other current liabilities - Derivative financial instruments	—	356	—	356
Total liabilities	7,539	4,868	15,419	27,826
The Group classifies the fair value of its financial instruments in the following hierarchy:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly;
•Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.
There were no transfers between fair value hierarchy levels, nor any changes to the valuation techniques applied during the six months ended September 30, 2022.
The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives, put options and private warrants) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. When the fair value of an unquoted instrument cannot be measured with sufficient reliability, the Group carries such instruments at cost less impairment, if applicable.
Warrants
The fair value of the private and public warrants is categorized as Level 2 and Level 1, respectively, in the fair value hierarchy. The Group has employed a Black-Scholes pricing model to estimate the fair value of the Private Warrants issued on August 28, 2020, notably the fair value of the call option inherent in the Private Warrants, using as key inputs the Group’s share price, risk-free rate, implied Public Warrant volatility, the warrants’ maturity, and the Public Warrants’ market price. For the six months ended September 30, 2022, the Group recognized EUR2.1 million fair value gain associated with the warrant liabilities under operating expenses in the income statement.
Put options
The fair value of the put options were derived using an option pricing methodology (Monte Carlo simulations) based on projected revenue or gross profit distribution (depending on the business acquired) and is categorized as Level 3 within the fair value hierarchy due to unobservable inputs utilized in the valuation. The main driver for the valuation of the put options is the underlying business plan whereby the top and bottom 5% of extreme values have been excluded from the calculations.
For the six months ended September 30, 2022, the Group recognized EUR2.9 million fair value gain associated with put options under operating expenses in the income statement.
The following table presents the changes in level 3 instruments for the six months ended September 30, 2022:

(EUR thousand)	Other investments	Put option liabilities
Opening balance as of April 1, 2022	3,881	15,419
Additions	2,000
Gain recognized in income statement	—	(2,928)
Reclassifications	(174)	—
Exchange differences	—	(716)
Closing balance as of September 30, 2022	5,707	11,775

On August 23, 2022, Global Blue acquired a minority share of 4.29% in Reflaunt, a resale service provider, for a consideration of USD2.0 million (EUR2.0 million).
As of September 30, 2022 the put options comprise of EUR5.3 million and EUR6.5 million related to the acquisitions of ZigZag and Yocuda, respectively.

NOTE 15    Events after the reporting period
ShipUp
On October 31, 2022 through its newly established subsidiary ShipUp Holding SAS, the Group acquired 100% of the share capital of ShipUp, a French-based company providing post-purchase engagement solutions for online purchases, for a cash consideration of EUR35.4 million, and certain potential contingent consideration. As part of the consideration, shares in ShipUp Holding SAS amounting to EUR4.5 million were issued to ShipUp’s former shareholders. The shares represent 25% of the share capital of ShipUp Holding SAS. Global Blue is still performing the purchase price allocation, but as ShipUp does not have material net assets, it is expected that the majority of the consideration will be allocated to goodwill. ShipUp’s forecasted revenue and net result are not expected to be material to the Group for the fiscal year ending March 31, 2023. ShipUp will be consolidated as of the third quarter ending December 31, 2022.